Exhibit 99.1

Almacenes Éxito S.A.

Interim consolidated financial statements

At June 30, 2023 and at December 31, 2022

Almacenes Éxito S.A.

Interim consolidated statements of financial position

At June 30, 2023 and at December 31, 2022

(Amounts expressed in millions of Colombian pesos)

	Notes	At June 30, 2023	At December 31, 2022
Current assets
Cash and cash equivalents	7	1,393,950	1,733,673
Trade receivables and other receivables	8	642,228	779,355
Prepayments	9	22,153	39,774
Receivables from related parties	10	58,212	47,122
Inventories, net	11	2,765,708	2,770,443
Financial assets	12	6,087	45,812
Tax assets	24	610,556	509,884
Assets held for sale	40	20,436	21,800
Total current assets		5,519,330	5,947,863
Non-current assets
Trade receivables and other receivables	8	45,854	50,521
Prepayments	9	5,539	6,365
Receivables from related parties	10	-	35,000
Financial assets	12	28,003	32,572
Deferred tax assets	24	176,779	142,589
Property, plant and equipment, net	13	4,332,950	4,474,280
Investment property, net	14	1,810,138	1,841,228
Rights of use asset, net	15	1,411,428	1,443,469
Intangible, net	16	408,101	424,680
Goodwill	17	3,355,987	3,484,303
Investments accounted for using the equity method	18	285,016	300,021
Other assets		398	398
Total non-current assets		11,860,193	12,235,426
Total assets		17,379,523	18,183,289
Current liabilities
Loans, borrowings, and other financial liability	20	2,065,206	915,604
Employee benefits	21	5,190	4,555
Provisions	22	30,292	27,123
Payables to related parties	10	71,642	79,189
Trade payables and other payable	23	4,469,187	5,651,303
Lease liabilities	15	274,606	263,175
Tax liabilities	24	75,150	109,726
Derivative instruments and collections on behalf of third parties	25	102,542	136,223
Other liabilities	26	191,265	228,496
Total current liabilities		7,285,080	7,415,394
Non-current liabilities
Loans, borrowings, and other financial liability	20	348,756	539,980
Employee benefits	21	30,822	32,090
Provisions	22	11,872	15,254
Trade payables and other payable	23	40,823	70,472
Lease liabilities	15	1,343,846	1,392,780
Deferred tax liabilities	24	274,115	277,713
Tax liabilities	24	6,591	2,749
Other liabilities	26	2,382	2,411
Total non-current liabilities		2,059,207	2,333,449
Total liabilities		9,344,287	9,748,843
Shareholders’ equity
Share capital		4,482	4,482
Reserves		1,421,158	1,541,586
Other equity components		5,282,497	5,592,920
Equity attributable to non-controlling interest		1,327,099	1,295,458
Total shareholders’ equity		8,035,236	8,434,446
Total liabilities and shareholders’ equity		17,379,523	18,183,289

The accompanying notes are an integral part of the interim consolidated financial statements.

Almacenes Éxito S.A.

Interim consolidated statements of profit or loss

For the quarters ended June 30, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	Notes	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Continuing operations
Revenue from contracts with customers	28	10,575,274	9,319,182	5,119,120	4,717,215
Cost of sales	11	(7,802,927)	(6,957,812)	(3,779,692)	(3,530,343)
Gross profit		2,772,347	2,361,370	1,339,428	1,186,872

Distribution, administrative and selling expenses	29	(2,344,410)	(1,952,574)	(1,118,761)	(977,878)
Other operating (expenses) revenues, net	31	(15,231)	36,547	(21,346)	28,266
Operating profit		412,706	445,343	199,321	237,260

Financial income	32	241,721	82,058	71,243	29,338
Financial cost	32	(439,843)	(224,594)	(202,543)	(122,075)
Share of profit in associates and joint ventures		(50,105)	(16,763)	(23,313)	1,056
Profit before income tax from continuing operations		164,479	286,044	44,708	145,579
Income tax (expense) gain	24	(37,868)	(99,774)	2,840	(44,934)
Profit for the period		126,611	186,270	47,548	100,645

Net profit attributable to:
Equity holders of the Parent		38,934	126,803	(6,184)	62,264
Non-controlling interests		87,677	59,467	53,732	38,381
Profit for the period		126,611	186,270	47,548	100,645

Earnings per share (*)
Basic and diluted earnings per share (*):
Basic and diluted earnings per share attributable to the shareholders of the Parent	33	30.00	97.70	(4.76)	47.97
Basic and diluted earnings per share from continuing operations attributable to the shareholders of the Parent	33	30.00	97.70	(4.76)	47.97

(*)	Amounts expressed in Colombian pesos.

The accompanying notes are an integral part of the interim consolidated financial statements.

Almacenes Éxito S.A.

Interim consolidated statements of other comprehensive income

For the quarters ended June 30, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	Notes	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022

Profit for the period		126,611	186,270	47,548	100,645

Other comprehensive income

Components of other comprehensive income that will not be reclassified to profit and loss, net of taxes
(Loss) gain from financial instruments designated at fair value through other comprehensive income	27	(273)	(3,637)	14	(2,080)
Total other comprehensive income (loss) that will not be reclassified to period results, net of taxes		(273)	(3,637)	14	(2,080)

Components of other comprehensive income that may be reclassified to profit and loss, net of taxes
Translation exchange differences (1)	27	(640,851)	196,291	(415,352)	286,985
Translation exchange differences put option (2)		47,556	(83,595)	56,651	(96,436)
Net gain on hedge of a net investment in a foreign operation	27	-	2,327	-	21
(Loss) from cash flow hedge	27	(1,316)	4,475	4,130	776
Total other comprehensive income that may be reclassified to profit or loss, net of taxes		(594,611)	119,498	(354,571)	191,346
Total other comprehensive income (loss)		(594,884)	115,861	(354,557)	189,266
Total comprehensive income (loss)		(468,273)	302,131	(307,009)	289,911

Comprehensive income (loss) attributable to:
Equity holders of the Parent		(553,925)	246,469	(358,835)	254,117
Non-controlling interests		85,652	55,662	51,826	35,794

(1)	Translation of assets, liabilities, equity and results of foreign operations into the reporting currency.

(2)	Translation of Put option on the subsidiary Grupo Disco del Uruguay S.A. into the reporting currency.

The accompanying notes are an integral part of the interim consolidated financial statements.

Almacenes Éxito S.A.

Interim consolidated statements of changes in equity

At June 30, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	Attributable to the equity holders of the parent
	Issued share capital	Premium on the issue of shares	Treasury shares	Legal reserve	Occasional reserve	Reserves for acquisition of treasury shares	Reserve for future dividends distribution	Other reserves	Total reserves	Other comprehensive income	Retained earnings	Hyperinflation and other equity components	Total	Non-controlling interests	Total shareholders’ equity
	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27	Note 27
Balance at December 31, 2021	4,482	4,843,466	(2,734)	7,857	791,647	22,000	155,412	329,529	1,306,445	(1,240,157)	888,645	954,867	6,755,014	1,273,463	8,028,477
Declared dividend (Note 37)	-	-	-	-	(12,330)	-	-	-	(12,330)	-	(225,348)	-	(237,678)	(35,015)	(272,693)
Profit for the period	-	-	-	-	-	-	-	-	-	-	126,803	-	126,803	59,467	186,270
Other comprehensive income (loss)										203,261			203,261	(3,805)	199,456
Reacquisition of shares	-	-	(316,756)	-	-	-	-	-	-	-	-	-	(316,756)	-	(316,756)
Appropriation to reserves	-	-	-	-	(147,108)	396,442	-	-	249,334	-	(249,334)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in loss of control	-	-	-	-	-	-	-	-	-	-	-	11	11	(2,481)	(2,470)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	274,370	274,370		274,370
Changes in fair value of put option on non-controlling interests, including related translation adjustments (Note 2.1)	-	-	-	-	-	-	-	-	-	(83,595)	-	4,745	(78,850)	(4,745)	(83,595)
Other movements	-	-	-	-	(1,863)	-	-	11,919	10,056	-	(12,555)	(5)	(2,504)	(184)	(2,688)
Balance at June 30, 2022	4,482	4,843,466	(319,490)	7,857	630,346	418,442	155,412	341,448	1,553,505	(1,120,491)	528,211	1,233,988	6,723,671	1,286,700	8,010,371

Balance at December 31, 2022	4,482	4,843,466	(319,490)	7,857	630,346	418,442	155,412	329,529	1,541,586	(966,902)	515,564	1,520,282	7,138,988	1,295,458	8,434,446
Declared dividend (Note 37)	-	-	-	-	(217,392)	-	-	-	(217,392)	-	-	-	(217,392)	(64,060)	(281,452)
Profit for the period	-	-	-	-	-	-	-	-	-	-	38,934	-	38,934	87,677	126,611
Other comprehensive income (loss)	-	-	-	-	-	-	-	-	-	(640,415)	-	-	(640,415)	(2,025)	(642,440)
Appropriation to reserves	-	-	-	-	99,072	-	-	-	99,072	-	(99,072)	-	-	-	-
Changes in interest in the ownership of subsidiaries that do not result in loss of control	-	-	-	-	-	-	-	-	-	-	-	6	6	(199)	(193)
Equity impact on the inflationary effect of subsidiary Libertad S.A.	-	-	-	-	-	-	-	-	-	-	-	354,590	354,590	-	354,590
Changes in fair value of put option on non-controlling interests, including related translation adjustments (Note 2.1)	-	-	-	-	-	-	-	-	-	47,556	-	(10,490)	37,066	10,490	47,556
Other movements	-	-	-	-	(2,108)	-	-	-	(2,108)	-	(1,713)	181	(3,640)	(242)	(3,882)
Balance at June 30, 2023	4,482	4,843,466	(319,490)	7,857	509,918	418,442	155,412	329,529	1,421,158	(1,559,761)	453,713	1,864,569	6,708,137	1,327,099	8,035,236

The accompanying notes are an integral part of the interim consolidated financial statements.

Almacenes Éxito S.A.

Interim consolidated statements of cash flows

For the periods ended June 30, 2023 and 2022

(Amounts expressed in millions of Colombian pesos)

	Notes	January 1 to June 30, 2023	January 1 to June 30, 2022
Operating activities
Profit for the period		126,611	186,270
Adjustments to reconcile profit for the period
Current income tax	24	55,191	64,104
Deferred income tax	24	(17,323)	35,670
Interest, loans and lease expenses	32	168,045	82,265
Loss (gain) from changes in fair value of derivative financial instruments	32	38,057	(6,889)
Expected credit loss, net	8.1	1,743	4,162
Impairment of inventories, net	11.1	4,494	1,063
(Reversal) impairment of property, plant and equipment	13	(79)	(1,054)
Employee benefit provisions	21	1,131	846
Provisions and reversals	22	18,016	14,103
Depreciation of property, plant and equipment, right of use asset and investment property and	13; 14; 15	306,067	269,331
Amortization of intangible assets	16	15,570	13,131
Share of profit in associates and joint ventures accounted for using the equity method		50,105	16,763
Loss from the disposal of non-current assets		2,370	(16,130)
Loss from reclassification of non-current assets			230
Interest income	32	(24,442)	(13,244)
Other adjustments from items other than cash		(1,562)	35,029
Cash generated from operating activities before changes in working capital		743,994	685,650
Decrease in trade receivables and other receivables		94,397	89,683
Decrease in prepayments		14,478	14,869
(Increase) decrease in receivables from related parties		(11,681)	530
Increase in inventories		(107,195)	(483,953)
Decrease in tax assets		26,180	18,703
Decrease in employee benefits		(375)	-
Payments and decease in other provisions	22	(16,632)	(9,754)
Decrease in trade payables and other accounts payable		(929,983)	(787,936)
(Decrease) increase in accounts payable to related parties		(2,745)	6,228
Decrease in tax liabilities		(28,094)	(27,981)
Decrease in other liabilities		(29,885)	(79,952)
Income tax paid		(166,913)	(192,396)
Net cash flows used in operating activities		(414,454)	(766,309)
Investing activities
Advances to joint ventures		(100)	(20,000)
Acquisition of property, plant and equipment	13.1	(230,869)	(113,319)
Acquisition of investment property	14	(25,324)	(23,647)
Acquisition of intangible assets	16	(16,827)	(9,979)
Proceeds of the sale of property, plant and equipment and intangible assets.		4,106	19,780
Net cash flows used in investing activities		(269,014)	(147,165)
Financing activities
Proceeds from financial assets		4,604	8,347
Payments from payments of derivative instruments and other liabilities with third parties		(49,073)	2,764
Proceeds from loans and borrowings	20	1,086,703	476,241
Repayment of loans and borrowings	20	(105,224)	(107,725)
Payments of interest of loans and borrowings	20	(81,593)	(28,173)
Lease liabilities paid	15.2	(138,740)	(130,817)
Interest on lease liabilities paid	15.2	(59,838)	(45,051)
Dividends paid	37	(283,936)	(286,536)
Interest received	32	24,442	13,244
Payments on the reacquisition of shares		-	(316,755)
Payment to non-controlling interest		(193)	(2,508)
Net cash flows provided by (used in) financing activities		397,152	(416,969)
Net decrease in cash and cash equivalents		(286,316)	(1,330,443)
Effects of the variation in exchange rates		(53,407)	32,753
Cash and cash equivalents at the beginning of period	7	1,733,673	2,541,579
Cash and cash equivalents at the end of period	7	1,393,950	1,243,889

The accompanying notes are an integral part of the interim consolidated financial statements.

Note 1. General information

Almacenes Éxito S.A. was incorporated pursuant to Colombian laws on March 24, 1950; its headquarter is located Carrera 48 No. 32B Sur - 139, Envigado, Colombia. Here and after Almacenes Éxito S.A. and its subsidiaries are referred to as the “Éxito Group”.

Almacenes Éxito S.A. is listed on the Colombia Stock Exchange (BVC) since 1994 and is under the supervision of the Financial Superintendence of Colombia. In April, 2023, the Company obtained registration as a foreign issuer with the Brazilian Securities and Exchange Commission (CVM).

Éxito Group´s corporate purpose is to:

-	Acquire, store, transform and, in general, distribute and sell under any trading figure, including funding thereof, all kinds of goods and products, produced either locally or abroad, on a wholesale or retail basis, physically or online.

-	Provide ancillary services, namely grant credit facilities for the acquisition of goods, grant insurance coverage, carry out money transfers and remittances, provide mobile phone services, trade tourist package trips and tickets, repair and maintain furnishings, complete paperwork and energy trade.

-	Give or receive in lease trade premises, receive or give, in lease or under occupancy, spaces or points of sale or commerce within its trade establishments intended for the exploitation of businesses of distribution of goods or products, and the provision of ancillary services.

-	Incorporate, fund or promote with other individuals or legal entities, enterprises or businesses intended for the manufacturing of objects, goods, articles or the provision of services related with the exploitation of trade establishments.

-	Acquire property, build commercial premises intended for establishing stores, malls or other locations suitable for the distribution of goods, without prejudice to the possibility of disposing of entire floors or commercial premises, give them in lease or use them in any convenient manner with a rational exploitation of land approach, as well as invest in property, promote and develop all kinds of real estate projects.

-	Invest resources to acquire shares, bonds, trade papers and other securities of free movement in the market to take advantage of tax incentives established by law, as well as make temporary investments in highly liquid securities with a purpose of short-term productive exploitation; enter into firm factoring agreements using its own resources; encumber its chattels or property and enter into financial transactions that enable it to acquire funds or other assets.

-	In the capacity as wholesaler and retailer, distribute oil-based liquid fuels through service stations, alcohols, biofuels, natural gas for vehicles and any other fuels used in the automotive, industrial, fluvial, maritime and air transport sectors, of all kinds.

The immediate holding company, or controlling entity of Almacenes Éxito S.A. is Companhia Brasileira de Distribuição (hereinafter CBD), which owns 91.52% at June 30, 2023 (at December 31, 2022 - 91.52%) of its ordinary shares. CBD is controlled by Casino, Guichard-Perrachon S.A., which is ultimately controlled by Mr. Jean-Charles Henri Naouri.

Almacenes Éxito S.A. is registered in the Camara de Comercio Aburrá Sur.

Note 1.1. Stock ownership in subsidiaries included in the consolidated financial statements

Below is a detail of the stock ownership in subsidiaries included in the interim consolidated financial statements at June 30, 2023, which was the same at December 31, 2022:

Name	Direct controlling entity	Segment	Country	Stock ownership of direct controlling entity 2023	Stock ownership in the direct parent	Total direct and indirect ownership	Total Non-controlling interest
Directly owned entities
Almacenes Éxito Inversiones S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	0.00%	100.00%	0.00%
Logística, Transporte y Servicios Asociados S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	0.00%	100.00%	0.00%
Marketplace Internacional Éxito y Servicios S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	0.00%	100.00%	0.00%
Depósitos y Soluciones Logísticas S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	0.00%	100.00%	0.00%
Marketplace Internacional Éxito S.L.	Almacenes Éxito S.A.	Colombia	Spain	100.00%	0.00%	100.00%	0.00%
Fideicomiso Lote Girardot	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	0.00%	100.00%	0.00%
Transacciones Energéticas S.A.S. E.S.P.	Almacenes Éxito S.A.	Colombia	Colombia	100.00%	0.00%	100.00%	0.00%
Éxito Industrias S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	97.95%	0.00%	97.95%	2.05%
Éxito Viajes y Turismo S.A.S.	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	0.00%	51.00%	49.00%
Gestión Logística S.A.	Almacenes Éxito S.A.	Colombia	Panama	100.00%	0.00%	100.00%	0.00%
Patrimonio Autónomo Viva Malls	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	0.00%	51.00%	49.00%
Spice Investment Mercosur S.A.	Almacenes Éxito S.A.	Uruguay	Uruguay	100.00%	0.00%	100.00%	0.00%
Onper Investment 2015 S.L.	Almacenes Éxito S.A.	Argentina	Spain	100.00%	0.00%	100.00%	0.00%
Patrimonio Autónomo Iwana	Almacenes Éxito S.A.	Colombia	Colombia	51.00%	0.00%	51.00%	49.00%
Indirectly owned entities
Patrimonio Autónomo Centro Comercial Viva Barranquilla	Patrimonio Autónomo Viva Malls	Colombia	Colombia	90.00%	51.00%	45.90%	54.10%
Patrimonio Autónomo Viva Laureles	Patrimonio Autónomo Viva Malls	Colombia	Colombia	80.00%	51.00%	40.80%	59.20%
Patrimonio Autónomo Viva Sincelejo	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Viva Villavicencio	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo San Pedro Etapa I	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Centro Comercial	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Patrimonio Autónomo Viva Palmas	Patrimonio Autónomo Viva Malls	Colombia	Colombia	51.00%	51.00%	26.01%	73.99%
Geant Inversiones S.A.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Larenco S.A.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Lanin S.A.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Grupo Disco del Uruguay S.A.	Spice Investment Mercosur S.A.	Uruguay	Uruguay	62.49%	100.00%	62.49%	37.51%
Devoto Hermanos S.A.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Mercados Devoto S.A.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
5 Hermanos Ltda.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Sumelar S.A.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%

Name	Direct controlling entity	Segment	Country	Stock ownership of direct controlling entity 2023	Stock ownership in the direct parent	Total direct and indirect ownership	Total Non-controlling interest
Tipsel S.A.	Lanin S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Tedocan S.A.	Mercados Devoto S.A.	Uruguay	Uruguay	100.00%	100.00%	100.00%	0.00%
Supermercados Disco del Uruguay S.A.	Grupo Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	62.49%	62.49%	37.51%
Ameluz S.A.	Grupo Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	62.49%	62.49%	37.51%
Fandale S.A.	Grupo Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	62.49%	62.49%	37.51%
Odaler S.A.	Grupo Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	62.49%	62.49%	37.51%
La Cabaña S.R.L.	Grupo Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	62.49%	62.49%	37.51%
Ludi S.A.	Grupo Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	62.49%	62.49%	37.51%
Hiper Ahorro S.R.L.	Grupo Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	62.49%	62.49%	37.51%
Maostar S.A.	Grupo Disco del Uruguay S.A.	Uruguay	Uruguay	50.01%	62.49%	31.25%	68.75%
Semin S.A.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	62.49%	62.49%	37.51%
Randicor S.A.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	100.00%	62.49%	62.49%	37.51%
Ciudad del Ferrol S.C.	Supermercados Disco del Uruguay S.A.	Uruguay	Uruguay	98.00%	62.49%	61.24%	38.76%
Setara S.A.	Odaler S.A.	Uruguay	Uruguay	100.00%	62.49%	62.49%	37.51%
Mablicor S.A.	Fandale S.A.	Uruguay	Uruguay	51.00%	62.49%	31.87%	68.13%
Vía Artika S. A.	Onper Investment 2015 S.L.	Argentina	Uruguay	100.00%	100.00%	100.00%	0.00%
Gelase S. A.	Onper Investment 2015 S.L.	Argentina	Belgium	100.00%	100.00%	100.00%	0.00%
Libertad S.A.	Onper Investment 2015 S.L.	Argentina	Argentina	100.00%	100.00%	100.00%	0.00%
Spice España de Valores Americanos S.L.	Vía Artika S. A.	Argentina	Spain	100.00%	100.00%	100.00%	0.00%

Note 1.2. Subsidiaries with material non-controlling interests

At June 30, 2023 and at December 31, 2022 the following subsidiaries have material non-controlling interests:

		Percentage of equity interest held by non-controlling interests
	Country	June 30, 2023	December 31, 2022
Patrimonio Autónomo Viva Palmas	Colombia	73.99%	73.99%
Patrimonio Autónomo Viva Sincelejo	Colombia	73.99%	73.99%
Patrimonio Autónomo Viva Villavicencio	Colombia	73.99%	73.99%
Patrimonio Autónomo San Pedro Etapa I	Colombia	73.99%	73.99%
Patrimonio Autónomo Centro Comercial	Colombia	73.99%	73.99%
Patrimonio Autónomo Viva Laureles	Colombia	59.20%	59.20%
Patrimonio Autónomo Centro Comercial Viva Barranquilla	Colombia	54.10%	54.10%
Patrimonio Autónomo Iwana	Colombia	49.00%	49.00%
Éxito Viajes y Turismo S.A.S.	Colombia	49.00%	49.00%
Patrimonio Autónomo Viva Malls	Colombia	49.00%	49.00%
Grupo Disco del Uruguay S.A.	Uruguay	37.51%	37.51%

Note 2. Basis of preparation and other significant accounting policies

The interim consolidated financial statements for the six and three months ended June 30, 2023 and 2022 and for the year ended December 31, 2022 have been prepared in accordance with International Financial Reporting Standard issued by the International Accounting Standards Board (IASB).

The consolidated financial statements for the interim periods are disclosure in accordance with IAS34 and should be read in conjunction with the consolidated financial statements as of December 31, 2022 and do not include all the information required for a consolidated financial statement disclosure in accordance with IAS 1. However, some notes have been included to explain events and transactions that are relevant to understanding the changes in Grupo Éxito’s financial situation, as well as the operating performance since December 31, 2022.

The interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and financial instruments measured at fair value.

The Exito Group has prepared the interim consolidated financial statements on the basis that it will continue to operate as a going concern.

Note 2.1. Voluntary correction

During the preparation of the financial statements for 2022, Exito Group identified an immaterial error in relation to the non-controlling interest of subsidiary Grupo Disco Uruguay S.A., part of which is subject to the put option. Although the error was not material, Exito Group has voluntarily elected to correct prior periods 2022 and 2021. This correction resulted in a decrease to equity attributable to the equity holders of the parent and an increase to non-controlling interest of $87,093 at December 31, 2022 and $126,391 at December 31, 2021. As a result, the consolidated statement of changes in equity has been corrected to present all the impacts in equity of the accounting for the put option, including the related foreign currency translation adjustment of the put option liability, in one single line item: “changes in fair value of put option on non-controlling interests, including related translation adjustments”. In addition, the difference between the carrying amount of the non-controlling interest subject to the put option and the put option financial liability amount at the end of the reporting period has been included in the “Hyperinflation and other equity components” column within equity attributable to the equity holders of the parent.

Such immaterial correction did not impact consolidated assets, liabilities or total shareholder’s equity as of December 31, 2022 and 2021, or profit for the year, comprehensive income or cash flows for the years ended December 31, 2022 and 2021.

Note 3. Basis for consolidation

All significant transactions and material balances among subsidiaries have been eliminated upon consolidation; non-controlling interests represented by third parties’ ownership interests in subsidiaries have been recognized and separately included in the consolidated shareholders’ equity.

These interim consolidated financial statements include the financial statements of Almacenes Éxito S.A. and all of its subsidiaries. Subsidiaries (including special-purpose vehicles) are entities over which Almacenes Éxito has direct or indirect control. Special-purpose vehicles are stand-alone trust funds (Patrimonios Autónomos, in Spanish) established with a defined purpose or limited term. A listing of subsidiaries is included in Note 1.

“Control” is the power to govern relevant activities, such as the financial and operating policies of a controlled company (subsidiary). Control is when Éxito has power over an investee, is exposed to variable returns from its involvement and has the ability to use its power over the investee to affect its returns. Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Exito Group has less than a majority of the voting or similar rights of an investee, the Exito Group considers all relevant facts and circumstances in assessing whether it has power over an investee.

At the time of assessing whether Éxito has control over a subsidiary, analysis is made of the existence and effect of currently exercisable potential voting rights. Subsidiaries are consolidated as of the date on which control is gained until Éxito ceases to control of the subsidiary.

Transactions involving a change in ownership percentage without loss of control are recognized in shareholders’ equity. Cash flows provided or paid to non-controlling interests which represent a change in ownership interests not resulting in a loss of control are classified as financing activities in the statement of cash flows.

In transactions involving a loss of control, the entire ownership interest in the subsidiary is derecognized, including the relevant items of the other comprehensive income, and the retained interest is recognized at fair value. Any gain or loss arising from the transaction is recognized in profit or loss. Cash flows from the acquisition or loss of control over a subsidiary are classified as investing activities in the statement of cash flows.

Whenever a subsidiary is made available for sale or its operation is discontinued, but control over it is still maintained, its assets and liabilities are classified as assets held for sale and presented in a single line item in the statement of financial position. Results from discontinued operations are presented separately in the consolidated statement of profit or loss.

Income for the period and each component in other comprehensive income are attributed to the owners of the parent and to non-controlling interests.

In consolidating the financial statements, all subsidiaries apply the same policies and accounting principles implemented by Almacenes Éxito S.A.

Subsidiaries’ assets and liabilities, revenue and expenses, as well as Almacenes Éxito S.A’s. revenue and expenses in foreign currency have been translated into Colombian pesos at observable market exchange rates on each reporting date and at period average, as follows:

	Closing rates (*)		Average rates (*)
	June 30, 2023	December 31, 2022	June 30, 2023	June 30, 2022	December 31, 2022
US Dollar	4,191.28	4,810.20	4,595.11	3,914.46	4,255.44
Uruguayan peso	112.14	120.97	117.98	93.42	103.69
Argentine peso	16.33	27.16	22.00	34.99	32.99
Euro	4,572.69	5,133.73	4,963.36	4,280.09	4,471.09

(*)	Expressed in Colombian pesos.

Note 4. Significant accounting policies

The accompanying interim consolidated financial statements at June 30, 2023 have been prepared using the same accounting policies, measurements and bases used to present the consolidated financial statements for the year ended December 31, 2022, except for new and modified standards and interpretations applied starting January 1, 2023.

The adoption of the new standards in force as of January 1, 2023 mentioned in Note 5.1. did not result in significant changes in these accounting policies as compared to those applied in preparing the consolidated financial statements at December 31, 2022 and no significant effect resulted from adoption thereof.

Note 5. Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB.

Note 5.1. New and amended standards and interpretations.

Éxito Group applied amendments and new interpretations to IFRS as issued by IASB, which were effective for accounting periods beginning on or after January 1, 2023. The main new standards adopted are as follows:

Statement	Description	Impact
Amendment to IAS 1 - Disclosure of accounting policies and practice statement

This Amendment, which amends IAS 1 - Presentation of financial statements, guides companies in deciding what information about accounting policies should be disclosed to provide more useful information to investors and other primary users of financial statements. The Amendment requires companies to disclose material information about accounting policies by applying the concept of materiality in their disclosures.

These changes did not have any impact in the consolidated financial statements.
Amendment to IAS 8 - Definition of accounting estimates

This Amendment, which amends IAS 8 - Accounting policies, changes in accounting estimates and errors, modified the definition of accounting estimates and included other amendments to assist entities in distinguishing changes in accounting estimates from changes in accounting policies. This distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events but changes in accounting policies are applied retrospectively to past transactions and other past events.

These changes did not have any impact in the consolidated financial statements.
Amendment to IAS 12 - Deferred tax related to assets and liabilities arising from a single transaction	This Amendment, which amends IAS 12 Income tax, details how companies must recognize deferred tax on transactions such as leases and decommissioning liabilities.	These changes did not have any impact in the consolidated financial statements.
Amendment to IFRS 17 - Initial application of IFRS 17 and IFRS 9 – Comparative information	This Amendment, which modifies IFRS 17 - Insurance contracts, applies to entities that apply IFRS 17 and IFRS 9 simultaneously. Considering that these standards have different transition requirements, it is possible that temporary accounting imbalances arise between financial assets and liabilities related with the insurance contract in the comparative information shown in the financial statements upon applying such standards for the first time. The Amendment will help insurance companies to avoid such imbalances, and, consequently, will improve the usefulness of comparative information for investors. For this purpose, it provides insurance companies with an option to present comparative information regarding financial assets.	These changes did not have any impact in the consolidated financial statements.

Note 5.2. New and revised standards and interpretations issued and not yet effective.

Exito Group has not early adopted the following new and revised IFRSs, which have already been issued but not yet in effect, up to the date of the issuance of the Group’s consolidated financial statements:

Statement	Description	Applicable to annual periods starting in or after
Amendment to IAS 1 – Non-current Liabilities with Covenants

This amendment, which amends IAS 1– Presentation of Financial Statements, aims to improve the information companies provide on long-term covenanted debt by enabling investors to understand the risk of early repayment of debt.

IAS 1 requires a company to classify debt as non-current only if the company can avoid settling the debt within 12 months of the reporting date. However, a company’s ability to do so is often contingent on compliance with covenants. For example, a business might have long-term debt that could be repayable within 12 months if the business defaults in that 12-month period. The amendment requires a company to disclose information about these covenants in the notes to the financial statements.

January 1, 2024, with early adoption permitted
Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback

This Amendment, which amends IFRS 16 – Leases, guides at the subsequent measurement that a company must apply when it sells an asset and subsequently leases the same asset to the new owner for a period.

IFRS 16 includes requirements on how to account for a sale with leaseback on the date the transaction takes place. However, this standard had not specified how to measure the transaction after that date. These amendments will not change the accounting for leases other than those arising in a sale-leaseback transaction.

January 1, 2024
Amendment to IAS 7 and IFRS 17 - Supplier finance arrangements

This Amendment, which amends IAS 7 - Statement of Cash Flows and IFRS 7 - Financial Instruments: Disclosures, aims to enhance the disclosure requirements regarding supplier financing agreements. It enables users of financial statements to assess the effects of such agreements on the entity’s liabilities and cash flows, as well as the entity’s exposure to liquidity risk.

The Amendment requires the disclosure of the amount of liabilities that are part of the agreements, disaggregating the amounts for which financing providers have already received payments from the suppliers, and indicating where the liabilities are presented in the balance sheet. Additionally, it mandates the disclosure of terms and conditions, payment maturity date ranges, and liquidity risk information.

Supplier financing agreements are characterized by one or more financing providers offering to pay amounts owed by an entity to its suppliers, according to the terms and conditions agreed upon between the entity and its supplier.

January 1, 2024
Amendment to IAS 12 - International Tax Reform: Pillar Two Model Rules

This Amendment, which amends IAS 12 - Income Taxes, applies to income taxes arising from tax legislation enacted to implement the rules of Model Pillar Two published by the Organisation for Economic Co-operation and Development (OECD). The rules of this model aim to ensure that large multinational enterprises are subject to a minimum tax rate of 15%. The minimum tax is calculated based on financial accounting standards and is based on two main components: profits and taxes paid.

The Amendment provides companies with temporary relief from the accounting for deferred taxes arising from the international tax reform by the Organisation for Economic Co-operation and Development (OECD).

Is applicable for annual reporting periods beginning on or after January 2023, but not for interim periods ending on or before December 31, 2023

Note 6. Relevant facts

No relevant facts have occurred nor registered during the period.

Note 7. Cash and cash equivalents

The balance of cash and cash equivalents is shown below:

	June 30, 2023	December 31, 2022
Cash at banks and on hand (1)	1,362,036	1,700,987
Fiduciary rights – money market like	29,943	30,652
Funds (2)	1,232	1,139
Term deposit certificates	718	870
Other cash equivalents	21	25
Total cash and cash equivalents	1,393,950	1,733,673

(1)	The decrease is mainly due to the utilization of resources for the payment of creditors and suppliers (Trade accounts payable and other accounts payable) at the beginning of 2023.

(2)	Collective investment fund with Fiduciaria Corficolombiana created to guarantee the payment of a lease rent for the properties Éxito Poblado and Cedi Avenida 68.

At June 30, 2023, the Éxito Group recognized interest income from cash at banks and cash equivalents in the amount of $24,442 (June 30, 2022 - $13,244), which were recognized as financial income as detailed in Note 32.

At June 30, 2023 and December 31, 2022, cash and cash equivalents were not restricted or levied in any way as to limit availability thereof.

Note 8. Trade receivables and other receivables

The balance of trade receivables and other receivables is shown below:

	June 30, 2023	December 31, 2022
Trade receivables (Note 8.1)	418,573	506,342
Other receivables (Note 8.2)	269,509	323,534
Total trade receivables and other receivables	688,082	829,876
Current	642,228	779,355
Non-Current	45,854	50,521

Note 8.1. Trade receivables

The balance of trade receivables is shown below:

	June 30, 2023	December 31, 2022
Trade accounts	308,453	385,766
Sale of real-estate project inventories	68,133	66,831
Rentals and dealers	44,119	64,260
Employee funds and lending	12,243	12,367
Allowance for expected credit loss	(14,375)	(22,882)
Trade receivables	418,573	506,342

The allowance for expected credit loss is recognized as expense in profit or loss. During the period of sixth months ended June 30, 2023, the net effect of the allowance for expected credit loss on the statement of profit or loss represents expense of $1,743 ($4,162 - expense for the period ended June 30, 2022).

The movement in the allowance for expected credit losses during the periods was as follows:

Balance at December 31, 2021	25,268
Additions	16,575
Reversal of allowance for expected credit losses	(12,413)
Write-off of receivables	(2,165)
Effect of exchange difference from translation into reporting currency	(1,051)
Balance at June 30, 2022	26,214

Balance at December 31, 2022	22,882
Additions	11,236
Reversal of allowance for expected credit losses	(9,493)
Write-off of receivables	(7,236)
Effect of exchange difference from translation into presentation currency	(3,014)
Balance at June 30, 2023	14,375

An analysis is performed at each reporting date to estimate expected credit losses. The allowance rates are based on days past due for groupings of various customer segments with similar loss patterns (i.e., product type and customer rating). The calculation reflects the probability-weighted outcome and reasonable and supportable information that is available at the reporting date about past events and current conditions. Generally, trade receivables and other receivables are written-off if past due for more than one year.

Note 8.2. Other receivables

	June 30, 2023	December 31, 2022
Recoverable taxes	104,560	106,631
Business agreements	70,141	57,989
Loans or advances to employees	60,234	84,885
Money remittances	4,280	16,347
Maintenance fees	3,098	4,074
Long-term receivable	1,584	2,895
Money transfer services	948	20,370
Factoring of trade receivables	236	272
Sale of fixed assets, intangible assets and other assets	159	6,278
Other	24,269	23,793
Total other account receivables	269,509	323,534

Note 9. Prepayments

	June 30, 2023	December 31, 2022
Maintenance	7,521	5,811
Lease payments made before commencement date	7,338	9,645
Advertising	4,814	6,060
Insurance	4,307	20,161
Other prepayments	3,712	4,462
Total prepayments	27,692	46,139
Current	22,153	39,774
Non-current	5,539	6,365

Note 10. Related parties

Note 10.1. Significant agreements

Transactions with related parties refer mainly to transactions between the Exito Group. its subsidiaries, joint ventures and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed upon between the parties. The agreements are detailed as follows:

Casino Group:

(a)	Casino international, International Retail Trade and Services IG and Distribution Casino France: Commercial agreement to regulate the terms pursuant to which Casino International renders international retail and trade services to Éxito Group (e.g., negotiation of commercial services with international suppliers, prospecting global suppliers and intermediating the purchases provided by Casino, purchase and importation of products and reimbursement for promotions realized in stores).

(b)	Insurance agreements for the intermediation of renewals of certain insurance policies.

(c)	Euris, Casino Services y Casino Guichard Perrachon S.A: Cost reimbursement agreements to encourage the exchange of knowledge and experience in certain areas of operation, as well as the reimbursement of expenses related to expatriates.

Greenyellow Energía de Colombia S.A.S.: service agreement oversight and monitoring services relating to energy efficiency. Since October, 2022 this company is not related party.

Puntos Colombia S.A.S.: Agreement providing for the terms and conditions for the redemption of points collected under their loyalty program, among other services.

Compañía de Financiamiento Tuya S.A.: Partnership agreements to promote (i) the sale of products and services offered by the Exito Group through credit cards, (ii) the use of these credit cards in and out of the Exito Group stores and (iii) the use of other financial services agreed between the parties inside the Exito Group stores.

Companhia Brasileira de Distribuição (CBD): Cost reimbursement agreement related to the sharing of know-how and experience of CBD on certain areas (strategy, finance, human resources, legal, communication and investors relations). The Exito Group also entered into an agreement for the reimbursement of expenses related to the relocation of employees among the Exito Group.

Note 10.2. Transactions with related parties

Transactions with related parties relate to revenue from retail sales and other services, as well as to costs and expenses related to risk management and technical assistance support, purchase of goods and services received.

The amount of revenue, costs and expenses arising from transactions with related parties is as follows:

	Revenue
	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Joint ventures (1)	32,035	39,464	14,427	9,852
Casino Group companies (2)	1,432	2,617	767	(635)
Total revenue	33,467	42,081	15,194	9,217

	Costs and expenses
	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Joint ventures (1)	54,327	49,555	25,921	25,409
Casino Group companies (2)	14,338	34,803	7,240	16,644
Members of the Board (3)	1,649	1,242	924	619
Controlling entity (4)	549	5,989	544	3,325
Total costs and expenses	70,863	91,589	34,629	45,997

(1)	The amount of revenue and costs and expenses with each joint venture is as follows:

Revenue:

	Compañía de Financiamiento Tuya S.A.
Description	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Commercial activation recovery	24,935	29,136	10,420	13,103
Yield on bonus, coupons and energy	3,624	6,789	2,138	3,388
Lease of real estate	2,053	2,144	1,057	955
Services	494	796	200	439
Corporate collaboration agreement	-	-	-	(8,352)
Total revenue	31,106	38,865	13,815	9,533

	Puntos Colombia S.A.S.
Description	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Services	929	599	612	319
Total revenue	929	599	612	319

Costs and expenses:

	Compañía de Financiamiento Tuya S.A.
Description	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Commissions on means of payment	6,724	3,903	3,102	1,973
Total costs and expenses	6,724	3,903	3,102	1,973

	Puntos Colombia S.A.S.
Description	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Cost of customer loyalty program	47,603	45,652	22,819	23,436
Total costs and expenses	47,603	45,652	22,819	23,436

(2)	Revenue mainly relates to the provision of services and rebates from suppliers. Costs and expenses accrued mainly arise from energy optimization services received and intermediation in the import of goods, purchase of goods and consultancy services.

Revenue by each company is as follows:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Relevan C Colombia S.A.S.	1,127	-	629	-
Casino International	188	822	61	(761)
Casino Services	77	-	77	-
Distribution Casino France	40	228	-	-
Greenyellow Energía de Colombia S.A.S. (Note 10.1)	-	1,567	-	126
Total revenue	1,432	2,617	767	(635)

Costs and expenses by each company are as follows:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Casino Guichard Perrachon S.A.	7,940	6,432	3,887	3,176
Distribution Casino France	2,941	4,916	1,188	2,246
Casino Services	1,093	113	1,016	12
International Retail and Trade Services IG.	1,036	-	437	(533)
Euris	965	794	464	794
Relevan C Colombia S.A.S.	363	-	248	-
Greenyellow Energía de Colombia S.A.S. (Note 10.1)	-	22,540	-	10,949
Cdiscount S.A.	-	8	-	-
Total costs and expenses	14,338	34,803	7,240	16,644

(3)	Costs and expenses with members of the board related to meetings and committees’ services.

(4)	Costs and expenses related to consulting services provided by Companhia Brasileira de Distribuição – CBD.

Note 10.3. Other information on related party transactions

Financial assets measured at fair value through other comprehensive income

Éxito Group has 659,383 shares in Cnova NV in the amount of $9,222 (December 31, 2022 - $9,222)

Note 10.4. Receivables from related parties

	Receivable		Other non-financial assets
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Joint ventures (1)	52,666	41,909	-	35,000
Casino Group companies (2)	5,258	4,925	-	-
Controlling entity (3)	288	288	-	-
Total	58,212	47,122	-	35,000
Current	58,212	47,122	-	-
Non-Current	-	-	-	35,000

(1)	Balances relate to the following joint ventures and the following detail:

-	The balance of receivables by joint ventures is shown below:

	Compañía de Financiamiento Tuya S.A.		Puntos Colombia S.A.S.		Sara ANV S.A.
Description	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Reimbursement of shared expenses, collection of coupons and other	5,096	5,407	-	-	-	-
Redemption of points	-	-	43,693	33,805	-	-
Other services	3,869	2,329	-	-	8	368
Total receivable	8,965	7,736	43,693	33,805	8	368

-	Other non-financial assets:

The balance of $35,000 at December 31, 2022, relates to payments made to Compañía de Financiamiento Tuya S.A. for the future subscription of shares. Compañía de Financiamiento Tuya S.A. had not received authorization from the Colombian Financial Superintendence to register a capital increase, amounts disbursed were not recognized as an investment in such company. During the period for six months ended June 30, 2023, Compañía de Financiamiento Tuya S.A effectively subscribed and issued shares for the amount of $35,000 representing an increase in such investment during 2023.

(2)	Receivable from Casino Group companies represents reimbursement for payments to expats, supplier agreements and energy efficiency solutions.

	June 30, 2023	December 31, 2022
Casino International	4,555	3,893
Relevan C Colombia S.A.S.	377	193
International Retail and Trade Services	319	344
Casino Services	7	7
Distribution Casino France	-	232
Greenyellow Energía de Colombia S.A.S.	-	2
Other	-	254
Total Casino Group companies	5,258	4,925

(3)	Represents the balance of personnel expenses receivable from Companhia Brasileira de Distribuição - CBD.

Note 10.5. Payables to related parties

The balance of payables to related parties is shown below:

	June 30, 2023	December 31, 2022
Joint ventures (1)	54,927	62,772
Casino Group companies (2)	16,715	16,374
Members of the Board	-	43
Total	71,642	79,189

(1)	Mainly represents the balance outstanding in favor of Puntos Colombia S.A.S. arising from points (accumulations) issued.

(2)	Payables to Casino Group companies such as energy efficiency solutions received, intermediation in the import of goods, and consulting and technical assistance services.

	June 30, 2023	December 31, 2022
Casino Guichard Perrachon S.A.	13,733	14,659
Distribution Casino France	2,119	934
Casino Services	817	100
Relevan C Colombia S.A.S.	-	508
Greenyellow Energía de Colombia S.A.S.	-	125
Other	46	48
Total Casino Group companies	16,715	16,374

Note 10.6. Other financial liabilities with related parties

	June 30, 2023	December 31, 2022
Joint ventures (1)	13,691	26,218

(1)	Mainly represents collections received from customers related to the Tarjeta Éxito cards owned by Tuya. (Note 25).

Note 10.7. Key management personnel compensation

Transactions between the Éxito Group and key management personnel, including legal representatives and/or administrators, mainly relate to labor agreements executed by and between the parties.

Compensation of key management personnel is as follows:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Short-term employee benefits	59,309	55,164	28,530	26,032
Post-employment benefits	1,373	1,240	765	595
Total key management personnel compensation	60,682	56,404	29,295	26,627

Note 11. Inventories, net and cost of sales

Note 11.1. Inventories, net

	June 30, 2023	December 31, 2022
Inventories (1)	2,651,810	2,640,995
Inventories in transit	74,893	73,066
Raw materials	21,747	29,105
Materials, spares, accessories and consumable packaging	16,380	18,941
Real estate project inventories (2)	776	3,213
Production in process	102	5,123
Total inventories	2,765,708	2,770,443

(1)	The movement of the losses on inventory obsolescence and damages during the reporting periods is shown below:

Balance at December 31, 2021	12,359
Loss recognized during the period (Note 11.2)	3,375
Loss reversal (Note 11.2)	(2,312)
Effect of exchange difference from translation into presentation currency	(511)
Balance at June 30, 2022	12,911

Balance at December 31, 2022	13,150
Loss recognized during the period (Note 11.2)	4,539
Loss reversal (Note 11.2)	(45)
Effect of exchange difference from translation into presentation currency	(1,199)
Balance at June 30, 2023	16,445

(2)	For 2023 corresponds to the López de Galarza real estate project. For 2022 it corresponded to the López de Galarza real estate project for $776 and the Galería La 33 real estate project for $2,437.

At June 30, 2023 and at December 31, 2022, there are no restrictions or liens on the sale of inventories.

Note 11.2. Cost of sales

The following is the information related with the cost of sales, allowance for losses on inventory obsolescence and damages, and allowance reversal on inventories:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Cost of goods sold (1)	8,709,272	7,643,781	4,215,054	3,885,723
Logistics costs (2)	311,483	274,307	152,089	139,510
Damage and loss	128,745	101,567	62,774	56,056
(Reversal) allowance for inventory losses, net	4,494	1,063	3,031	398
Trade discounts and purchase rebates	(1,351,067)	(1,062,906)	(653,256)	(551,344)
Total cost of sales	7,802,927	6,957,812	3,779,692	3,530,343

(1)	The period ended June 30, 2023 includes $15,014 of depreciation and amortization cost (June 30, 2022 - $13,898).

(2)	The period ended June 30, 2023 includes $171,908 of employee benefits (June 30, 2022 - $145,950) and $37,851 of depreciation and amortization cost (June 30, 2022 - $34,820).

Note 12. Financial assets

The balance of financial assets is shown below:

	June 30, 2023	December 31, 2022
Financial assets measured at fair value through other comprehensive income	26,223	29,043
Derivative financial instruments designated as hedge instruments (1)	6,044	14,480
Financial assets measured at amortized cost (2)	1,274	6,939
Financial assets measured at fair value through profit or loss	546	622
Derivative financial instruments (3)	3	27,300
Total financial assets	34,090	78,384
Current	6,087	45,812
Non-current	28,003	32,572

(1)	Derivative instruments designated as hedging instrument relates to interest and exchange rate swaps. The fair value of these instruments is determined based on valuation models.

At June 30, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Fair value
Swap	Interest rate	Loans and borrowings	IBR 3M e IBR 1M	9.0120% y 3.9%	6,044

The detail of maturities of these hedge instruments at June 30, 2023 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	-	3,533	1,157	1,266	88	6,044

At December 31, 2022, relates to the following transactions:

	Nature of risk hedged	Hedged item	Range of rates for hedged item	Range of rates for hedge instruments	Fair value
Swap	Interest rate	Loans and borrowings	IBR 3M e IBR 1M	9.0120% y 3.9%	14,480

The detail of maturities of these hedge instruments at December 31, 2022 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Swap	-	3,980	4,725	4,149	1,626	14,480

(2)	Financial assets measured at amortized cost represented:

	June 30, 2023	December 31, 2022
Term deposit	-	5,461
National Treasury bonds	1,274	1,478
Total financial assets measured at amortized cost	1,274	6,939

(3)	Relates to forward contracts used to hedge the variation in the exchange rates.The fair value of these instruments is estimated based on valuation models who use variables other than quoted prices, directly or indirectly observable for financial assets or liabilities.

The detail of maturities of these instruments at June 30, 2023 was as follows:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	-	-	3	-	-	3

The detail of maturities of these instruments at December 31, 2022 was as follows:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	-	24,382	2,918	-	-	27,300

At June 30, 2023 and at December 31, 2022, there are no restrictions or liens on financial assets that restrict their sale, except for judicial deposits relevant to the subsidiary Libertad S.A. for $128 (December 31, 2022 - $196), include in Financial assets measured at fair value through profit or loss.

None of the assets were impaired at June 30, 2023 and at December 31, 2022.

Note 13. Property, plant and equipment, net

	June 30, 2023	December 31, 2022
Land	1,236,175	1,278,822
Buildings	2,301,178	2,348,627
Machinery and equipment	1,177,070	1,176,246
Furniture and fixtures	771,551	789,622
Assets under construction	76,682	50,305
Installations	184,952	197,097
Improvements to third-party properties	781,215	776,293
Vehicles	30,372	28,712
Computers	411,541	404,938
Other property, plant and equipment	16,050	16,050
Total property, plant and equipment, gross	6,986,786	7,066,712
Accumulated depreciation	(2,649,900)	(2,587,996)
Impairment	(3,936)	(4,436)
Total property, plant and equipment, net	4,332,950	4,474,280

The movement of the cost of property, plant and equipment, accumulated depreciation and impairment loss during the reporting periods is shown below:

Cost	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2021	1,137,865	2,115,633	1,033,499	655,019	45,009	132,928	635,377	23,873	346,091	16,050	6,141,344
Additions	2,120	7,021	23,996	18,604	20,874	443	20,355	307	9,795	-	103,515
Increase (decrease) from movements between property, plant and equipment accounts	-	-	772	2,661	(3,455)	51	(29)	-	-	-	-
(Decrease) from transfers to investment property	-	-	-	-	(12,471)	-	-	-	-	-	(12,471)
Disposals and derecognition	-	(43)	(18,659)	(7,805)	(23)	(146)	(4,023)	(93)	(820)	-	(31,612)
Effect of exchange differences on translation into presentation currency	(235)	13,079	11,755	15,802	1,963	21,833	40,438	(1,327)	1,707	-	105,015
(Decrease) increase from transfers to (from) other balance sheet accounts	(930)	(633)	(2,674)	(2,392)	32	-	(1,007)	-	(313)	-	(7,917)
Hyperinflation adjustments	64,682	80,222	9,747	8,147	2,422	-	-	3,528	11,985	-	180,733
Balance at June 30, 2022	1,203,502	2,215,279	1,058,436	690,036	54,351	155,109	691,111	26,288	368,445	16,050	6,478,607

Balance at December 31, 2022	1,278,822	2,348,627	1,176,246	789,622	50,305	197,097	776,293	28,712	404,938	16,050	7,066,712
Additions	40	12,494	40,224	19,809	37,572	1,543	14,445	530	21,431	-	148,088
(Decrease) increase from movements between property, plant and equipment accounts	-	(23)	1,081	(15,314)	(8,368)	2,078	19,346	921	279	-	-
(Decrease) from transfers to investment property	-	-	-	-	(323)	-	-	-	-	-	(323)
Disposals and derecognition	-	(2)	(20,071)	(4,767)	(361)	(1,273)	(2,627)	(1,013)	(4,799)	-	(34,913)
Effect of exchange differences on translation into presentation Currency	(128,761)	(172,860)	(30,743)	(31,599)	(5,181)	(14,493)	(25,847)	(5,394)	(26,858)	-	(441,736)
(Decrease) Increase from transfers to (from) other balance sheet Accounts	(2,478)	10,056	(5,439)	(2,226)	(317)	-	(395)	134	(2,210)	-	(2,875)
Increase from transfers from other balance sheet accounts – intangibles	-	-	-	-	-	-	-	-	1,259	-	1,259
Hyperinflation adjustments	88,552	102,886	15,772	16,026	3,355	-	-	6,482	17,501	-	250,574
Balance at June 30, 2023	1,236,175	2,301,178	1,177,070	771,551	76,682	184,952	781,215	30,372	411,541	16,050	6,986,786

Accumulated depreciation	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2021		480,074	565,845	443,602		78,509	308,308	17,977	212,008	5,585	2,111,908
Depreciation		26,065	43,835	28,641		4,473	17,498	859	17,120	394	138,885
Disposals and derecognition		(507)	(14,295)	(6,161)		(43)	(2,045)	(64)	(756)	-	(23,871)
Effect of exchange differences on translation into presentation currency		1,410	7,831	14,356		13,357	15,632	(1,178)	1,200	-	52,608
Other		406	25	-		-	-	-	-	-	431
Hyperinflation adjustments		31,230	7,513	6,617		-	-	2,680	11,207	-	59,247
Balance at June 30, 2022		538,678	610,754	487,055		96,296	339,393	20,274	240,779	5,979	2,339,208

Balance at December 31, 2022		604,747	667,593	541,405		117,623	362,411	22,794	265,050	6,373	2,587,996
Depreciation		26,585	46,660	31,954		6,210	21,433	899	18,635	394	152,770
Disposals and derecognition		-	(14,808)	(4,079)		(693)	(211)	(943)	(4,226)	-	(24,960)
Effect of exchange differences on translation into presentation currency		(62,638)	(23,520)	(24,834)		(8,853)	(9,786)	(4,607)	(24,263)	-	(158,501)
Other		3,200	(109)	-		-	-	(101)	150	-	3,140
Hyperinflation adjustments		42,980	13,595	11,437		-	-	4,748	16,695	-	89,455
Balance at June 30, 2023		614,874	689,411	555,883		114,287	373,847	22,790	272,041	6,767	2,649,900

Impairment	Land	Buildings	Machinery and equipment	Furniture and fixtures	Assets under construction	Installations	Improvements to third party properties	Vehicles	Computers	Other property, plant and equipment	Total
Balance at December 31, 2021	-	127	-	-		-	4,612	-	-	-	4,739
Reversal of Impairment losses	-	-	-	-		-	(1,054)	-	-	-	(1,054)
Impairment derecognition		-	-	-	-	-	(239)	-	-	-	(239)
Effect of exchange differences on translation into presentation currency	-	-	-	-	-	-	602	-	-	-	602
Balance at June 30, 2022	-	127	-	-		-	3,921	-	-	-	4,048

Balance at December 31, 2022	-	110	-	-	-	-	4,326	-	-	-	4,436
Reversal of Impairment losses	-	-	-	-		-	(79)	-	-	-	(79)
Impairment derecognition		(110)	-	-	-	-	-	-	-	-	(110)
Effect of exchange differences on translation into presentation currency	-	-	-	-	-	-	(311)	-	-	-	(311)
Balance at June 30, 2023	-	-	-	-	-	-	3,936	-	-	-	3,936

Assets under construction are represented by those assets in process of construction and process of assembly not ready for their intended use as expected by Éxito Group management, and on which costs directly attributable to the construction process continue to be capitalized if they are qualifying assets.

The cost of property, plant and equipment does not include the balance of estimated dismantling and similar costs, based on the assessment and analysis made by the Éxito Group which concluded that there are no contractual or legal obligations at acquisition.

At June 30, 2023, no restrictions or liens have been imposed on items of property, plant and equipment that limit their sale, and there are no commitments to acquire, build or develop property, plant and equipment.

Note 13.1 Additions to property, plant and equipment for cash flow presentation purposes

	January 1 to June 30, 2023	January 1 to June 30, 2022
Additions	148,088	103,515
Additions to trade payables for deferred purchases of property, plant and equipment	(198,889)	(154,328)
Payments for deferred purchases of property, plant and equipment	281,670	164,132
Acquisition of property, plant and equipment in cash	230,869	113,319

Note 14. Investment property, net

Éxito Group’s investment properties are business premises and land held to generate income from operating leases or future appreciation of their value.

The net balance of investment properties is shown below:

	June 30, 2023	December 31, 2022
Land	304,215	312,399
Buildings	1,719,093	1,744,190
Constructions in progress	122,104	109,563
Total cost of investment properties	2,145,412	2,166,152
Accumulated depreciation	(328,015)	(317,665)
Impairment	(7,259)	(7,259)
Total investment properties, net	1,810,138	1,841,228

The movement of the cost of investment properties, accumulated depreciation and impairment loss during the reporting periods is shown below:

Cost	Land	Buildings	Constructions in progress	Total
Balance at December 31, 2021	281,119	1,597,106	29,059	1,907,284
Additions	11	446	23,190	23,647
Increase from transfers from property, plant and equipment	-	6,803	5,668	12,471
Increase from transfers from non-current assets held for sale	1,229	1,844	-	3,073
Increase (decrease) from movements between investment properties accounts	-	2,200	(2,200)	-
Disposals and derecognition	-	(40)	-	(40)
Effect of exchange differences on the translation into presentation currency	3,661	(44,820)	(119)	(41,278)
Hyperinflation adjustments	9,583	104,701	270	114,554
Other	(580)	(387)	(127)	(1,094)
Balance at June 30, 2022	295,023	1,667,853	55,741	2,018,617

	Land	Buildings	Constructions in progress	Total
Balance at December 31, 2022	312,399	1,744,190	109,563	2,166,152
Additions	-	1,143	24,181	25,324
Increase (decrease) from transfers from (to) property, plant and equipment	-	715	(392)	323
Increase (decrease) from movements between investment properties accounts	-	11,143	(11,143)	-
Effect of exchange differences on the translation into presentation currency	(21,651)	(185,524)	(485)	(207,660)
Hyperinflation adjustments	13,486	160,109	405	174,000
Other	(19)	(12,683)	(25)	(12,727)
Balance at June 30, 2023	304,215	1,719,093	122,104	2,145,412

Accumulated depreciation	Buildings
Balance at December 31, 2021	241,348
Depreciation expenses	15,362
Disposals and derecognition	(2)
Effect of exchange differences on the translation into presentation currency	(10,904)
Increase from transfers from non-current assets held for sale	434
Hyperinflation adjustments	31,003
Other	(513)
Balance at June 30, 2022	276,728

Balance at December 31, 2022	317,665
Depreciation expenses	15,643
Effect of exchange differences on the translation into presentation currency	(51,386)
Hyperinflation adjustments	49,911
Other	(3,818)
Balance at June 30, 2023	328,015

At June 30, 2023 and at December 31, 2022, there are no limitations or liens imposed on investment property that restrict realization or tradability thereof.

At June 30, 2023 and at December 31, 2022, the Éxito Group is not committed to acquire, build or develop new investment property.

No impairment was identified at June 30, 2023.

Note 15. Leases

Note 15.1 Right of use asset, net

	June 30, 2023	December 31, 2022
Right of use asset	2,932,537	2,826,607
Accumulated depreciation	(1,515,446)	(1,377,029)
Impairment	(5,663)	(6,109)
Total right of use asset, net	1,411,428	1,443,469

The movement of right of use asset and depreciation thereof, during the reporting periods, is shown below:

Cost
Balance at December 31, 2021	2,553,975
Increase from new contracts	50,995
Remeasurements from existing contracts (1)	130,417
Derecognition, reversal and disposal (2)	(110,494)
Effect of exchange differences on the translation into presentation currency	52,667
Balance at June 30, 2022	2,677,560

Balance at December 31, 2022	2,826,607
Increase from new contracts	17,020
Remeasurements from existing contracts (1)	111,104
Derecognition, reversal and disposal (2)	(23,512)
Effect of exchange differences on the translation into presentation currency	(37,082)
Other changes	38,400
Balance at June 30, 2023	2,932,537

Accumulated depreciation
Balance at December 31, 2021	1,183,463
Depreciation	115,084
Remeasurements from existing contracts (1)	(218)
Derecognition and disposal (2)	(68,660)
Effect of exchange differences on the translation into presentation currency	25,522
Other changes	417
Balance at June 30, 2022	1,255,608

Balance at December 31, 2022	1,377,029
Depreciation	137,654
Derecognition and disposal (2)	(21,029)
Effect of exchange differences on the translation into presentation currency	(18,732)
Other changes	40,524
Balance at June 30, 2023	1,515,446

Impairment (3)
Balance at December 31, 2022	6,109
Effect of exchange differences on the translation into presentation currency	(446)
Balance at June 30, 2023	5,663

(1)	Mainly results from the extension of contract terms, indexation or lease modifications.

(2)	Mainly results from the early termination of lease contracts.

(3)	Mainly results from impairment lease contract from subsidiary Grupo Disco del Uruguay S.A.

The cost of right of use asset by class of underlying asset is shown below:

	June 30, 2023	December 31, 2022
Buildings	2,895,052	2,782,432
Vehicles	21,324	24,771
Lands	8,518	9,128
Equipment	7,643	10,276
Total	2,932,537	2,826,607

Accumulated of depreciation of right of use assets by class of underlying asset is shown below:

	June 30, 2023	December 31, 2022
Buildings	1,497,961	1,357,351
Vehicles	7,573	10,182
Lands	4,768	4,754
Equipment	5,144	4,742
Total	1,515,446	1,377,029

Depreciation expense by class of underlying asset is shown below:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Buildings	133,936	111,608	68,664	57,745
Vehicles	2,840	2,513	1,579	1,185
Lands	380	276	187	144
Equipment	498	687	78	284
Total depreciation expense	137,654	115,084	70,508	59,358

As at June 30, 2023, the average remaining term of lease contracts is 11.90 years (8.80 years as at December 31, 2022), which is also the average remaining period over which the right of use asset is depreciated.

Note 15.2 Lease liabilities.

	June 30, 2023	December 31, 2022
Lease liabilities	1,618,452	1,655,955
Current	274,606	263,175
Non-current	1,343,846	1,392,780

The movement in lease liabilities is as shown:

Balance at December 31, 2021	1,594,643
Additions	50,995
Accrued interest	44,760
Remeasurements	130,635
Terminations	(47,401)
Payments of lease liabilities including interests	(175,868)
Effect of exchange differences on the translation into presentation currency	34,316
Balance at June 30, 2022	1,632,080

Balance at December 31, 2022	1,655,955
Additions	17,020
Accrued interest	61,148
Remeasurements	111,104
Terminations	(6,110)
Payments of lease liabilities including interests	(198,578)
Effect of exchange differences on the translation into presentation currency	(22,087)
Balance at June 30, 2023	1,618,452

Below are the future lease liability payments at June 30, 2023:

Up to one year	362,968
From 1 to 5 years	960,299
More than 5 years	789,466
Minimum lease liability payments	2,112,733
Future financing (expenses)	(494,281)
Total minimum net lease liability payments	1,618,452

The Éxito Group is not exposed to the future cash outflows for extension options or termination options. Additionally, there are no residual value guarantees, and there are no restrictions nor covenants imposed by leases.

Note 16. Intangible, net

The net balance of other intangible assets, net is shown below:

	June 30, 2023	December 31, 2022
Trademarks	288,738	299,688
Computer software	282,201	274,480
Rights	24,910	24,703
Other	138	147
Total cost of other intangible assets	595,987	599,018
Accumulated amortization	(187,886)	(174,338)
Total other intangible assets, net	408,101	424,680

The movement of the cost of other intangible assets and of accumulated depreciation is shown below:

Cost	Trademarks (1)	Computer software	Rights	Other	Total
Balance at December 31, 2021	242,170	249,324	22,538	114	514,146
Additions	-	9,979	-	-	9,979
Disposals and derecognition	-	(539)	-	-	(539)
Effect of exchange differences on the translation into presentation currency	5,473	3,604	(306)	(14)	8,757
Hyperinflation adjustments	20,763	-	658	29	21,450
Transfers	-	(364)	-	-	(364)
Other	-	(33)	-	-	(33)
Balance at June 30, 2022	268,406	261,971	22,890	129	553,396

Balance at December 31, 2022	299,688	274,480	24,703	147	599,018
Additions	5,296	11,531	-	-	16,827
Effect of exchange differences on translation into presentation currency	(45,425)	(2,558)	(1,680)	(49)	(49,712)
Hyperinflation adjustments	29,179	-	1,887	40	31,106
Transfers to other balance sheet accounts – Computers	-	(1,259)	-	-	(1,259)
Other	-	7	-	-	7
Balance at June 30, 2023	288,738	282,201	24,910	138	595,987

Accumulated amortization	Trademarks (1)	Computer software	Rights	Other	Total
Balance at December 31, 2021		149,391	680	88	150,159
Amortization		13,131	-	-	13,131
Effect of exchange differences on translation into presentation currency		2,982	(101)	(13)	2,868
Hyperinflation adjustments		-	460	29	489
Disposals and derecognition		(538)	-	-	(538)
Balance at June 30, 2022		164,966	1,039	104	166,109

Balance at December 31, 2022		172,630	1,582	126	174,338
Amortization		15,339	231	-	15,570
Effect of exchange differences on translation into presentation currency		(2,054)	(631)	(50)	(2,735)
Hyperinflation adjustments		-	673	40	713
Balance at June 30, 2023		185,915	1,855	116	187,886

(1)	The balance relates to the following trademarks:

Operating segment	Brand	Useful life	June 30, 2023	December 31, 2022
Uruguay	Miscellaneous	Indefinite	118,757	128,103
Low cost and other (Colombia)	Súper Ínter	Indefinite	63,704	63,704
Argentina	Libertad	Indefinite	83,554	90,454
Low cost and other (Colombia)	Surtimax	Indefinite	17,427	17,427
Colombia	Taeq	Indefinite	5,296	-
			288,738	299,688

The trademarks have an indefinite useful life. The Éxito Group estimates that there is no foreseeable time limit over which these assets are expected to generate net cash inflows, and consequently they are not amortized.

At June 30, 2023 and at December 31, 2022, other intangible assets are not limited or subject to lien that would restrict their sale. In addition, there are no commitments to acquire or develop other intangible assets.

Note 17. Goodwill

The balance of goodwill is as follows:

	June 30, 2023	December 31, 2022
Spice Investment Mercosur S.A.	1,588,028	1,690,339
Carulla Vivero S.A.	827,420	827,420
Súper Ínter	453,649	453,649
Libertad S.A.	314,882	340,887
Cafam	122,219	122,219
Other	50,806	50,806
Total goodwill	3,357,004	3,485,320
Impairment loss	(1,017)	(1,017)
Total goodwill, net	3,355,987	3,484,303

Changes in goodwill are shown below:

	Cost	Impairment	Net
Balance at December 31, 2021	3,026,000	(1,017)	3,024,983
Effect of exchange differences on the translation into presentation currency	131,649	-	131,649
Hyperinflation adjustments	78,249	-	78,249
Balance at June 30, 2022	3,235,898	(1,017)	3,234,881

Balance at December 31, 2022	3,485,320	(1,017)	3,484,303
Effect of exchange differences on the translation into presentation currency	(238,281)	-	(238,281)
Hyperinflation adjustments	109,965	-	109,965
Balance at June 30, 2023	3,357,004	(1,017)	3,355,987

Goodwill was not impaired at June 30, 2023 and at December 31, 2022.

Note 18. Investments accounted for using the equity method

The balance of investments accounted for using the equity method includes:

Company	Classification	June 30, 2023	December 31, 2022
Compañía de Financiamiento Tuya S.A.	Joint venture	270,938	287,657
Puntos Colombia S.A.S.	Joint venture	13,170	11,514
Sara ANV S.A-	Joint venture	908	850
Total investments accounted for using the equity method		285,016	300,021

Note 19. Non-cash transactions

During the six month periods ended at June 30, 2023 and 2022, the Éxito Group had non-cash additions to property, plant and equipment, and to right of use assets, that were not included in the statement of cash flow, presented in Note 13.1 and 15, respectively.

Note 20. Loans, borrowing and other financial liability

The balance of loans, borrowing and other financial liability is shown below:

	June 30, 2023	December 31, 2022
Bank loans	1,799,291	791,098
Put option on non-controlling interests (1)	604,343	651,899
Letters of credit	10,328	12,587
Total loans, borrowing and other financial liability	2,413,962	1,455,584
Current	2,065,206	915,604
Non-current	348,756	539,980

(1)	The Éxito Group has an exercisable put option on the shares held by the non-controlling shareholders of Group Disco del Uruguay S.A. Such put option is exercisable at any time, based on a formula that uses data such as net income, EBITDA - earnings before interest, taxes, depreciation and amortization - and net debt. The put option’s term is on June 30, 2025.

The movement in loans and borrowing during the reporting periods is shown below:

Balance at December 31, 2021	1,417,011
Proceeds from loans and borrowings	476,241
Changes in the fair value of the put option recognized in equity	83,595
Interest accrued	37,511
Translation difference	1,192
Repayments of loans and borrowings	(107,725)
Repayments of interest on loans and borrowings	(28,173)
Balance at June 30, 2022	1,879,652

Balance at December 31, 2022	1,455,584
Proceeds from loans and borrowings	1,086,703
Changes in the fair value of the put option recognized in equity	(47,556)
Interest accrued	106,897
Translation difference	(849)
Repayments of loans and borrowings	(105,224)
Repayments of interest on loans and borrowings	(81,593)
Balance at June 30, 2023	2,413,962

Below is a detail of maturities for non-current loans and borrowings outstanding at June 30, 2023, discounted at present value:

Year	Total
2024	189,348
2025	89,783
2026	40,381
>2027	29,244
348,756

As of June 30, 2023, Grupo Éxito has no unused lines of credit.

Covenants

Under loans and borrowing contracts, the Éxito Group is subject to comply with the following financial covenants: as long as the Company has payment obligations arising from the contracts executed on March 27, 2020 maintain a leverage financial ratio, defined as adjusted recurring EBITDA to gross financial liabilities of less than 2.8x. Such ratio will be measured annually on April 30 or the following business day, based on the audited separate financial statements of Éxito.

As of December 31, 2022, Éxito Group complied with its covenants.

Note 21. Employee benefits

The balance of employee benefits is shown below:

	June 30, 2023	December 31, 2022
Defined benefit plans	34,330	35,091
Long-term benefit plan	1,682	1,554
Total employee benefits	36,012	36,645
Current	5,190	4,555
Non-Current	30,822	32,090

Note 22. Provisions

The balance of provisions is shown below:

	June 30, 2023	December 31, 2022
Legal proceedings (1)	19,445	19,101
Restructuring	15,424	10,517
Taxes other than income tax	436	4,473
Other	6,859	8,286
Total provisions	42,164	42,377
Current	30,292	27,123
Non-current	11,872	15,254

At June 30, 2023 and at December 31, 2022, there are no provisions for onerous contracts.

(1)	Provisions for legal proceedings are recognized to cover estimated potential losses arising from lawsuits brought against the Éxito Group, related to labor, civil, administrative and regulatory matters, which are assessed based on the best estimation of cash outflows required to settle a liability on the date of preparation of the financial statements. The balance is comprised of:

	June 30, 2023	December 31, 2022
Labor legal proceedings	10,674	10,902
Civil legal proceedings	6,202	5,516
Administrative and regulatory proceedings	2,569	2,683
Total legal proceedings	19,445	19,101

Balances and movement of provisions during the reporting periods are as follows:

	Legal proceedings	Taxes other than income tax	Restructuring	Other	Total
Balance at December 31, 2021	17,595	3,549	2,708	11,409	35,261
Increase	4,468	-	6,753	4,968	16,189
Uses	(62)	(8)	-	-	(70)
Payments	(1,174)	-	(2,469)	(6,041)	(9,684)
Reversals (not used)	(1,436)	-	-	(650)	(2,086)
Other reclassifications	328	-	(1,556)	-	(1,228)
Effect of exchange differences on the translation into presentation currency	204	(22)	(273)	(132)	(223)
Balance at June 30, 2022	19,923	3,519	5,163	9,554	38,159

Balance at December 31, 2022	19,101	4,473	10,517	8,286	42,377
Increase	5,286	157	16,309	2,897	24,649
Uses	(749)	(343)	-	-	(1,092)
Payments	(1,140)	-	(10,605)	(3,795)	(15,540)
Reversals (not used)	(1,837)	(3,337)	(1,095)	(364)	(6,633)
Other reclassifications	-	(157)	300	116	259
Effect of exchange differences on the translation into presentation currency	(1,216)	(357)	(2)	(281)	(1,856)
Balance at June 30, 2023	19,445	436	15,424	6,859	42,164

Note 23. Trade payables and other payable

	June 30, 2023	December 31, 2022
Payables to suppliers of goods	2,468,404	3,080,264
Payables and other payable - agreements (1)	1,065,009	1,485,905
Employee benefits	308,645	354,431
Tax payable	285,734	149,557
Payables to other suppliers	251,103	406,595
Purchase of assets	95,908	186,421
Dividends payable	9,238	10,886
Other	25,969	47,716
Total trade payables and other payable	4,510,010	5,721,775
Current	4,469,187	5,651,303
Non-current	40,823	70,472

(1)	The detail of payables and other payable - agreements is shown below:

	June 30, 2023	December 31, 2022
Payables to suppliers of goods	966,750	1,439,118
Payables to other suppliers	98,259	46,787
Total payables and other payable - agreements	1,065,009	1,485,905

In Colombia, receivable anticipation transactions are initiated by suppliers who, at their sole discretion, choose the banks that will advance financial resources before invoice due dates, according to terms and conditions negotiated with the Éxito Group. The Group cannot direct a preferred or financially related bank to the supplier or refuse to carry out transactions, as local legislation ensures the supplier’s right to freely transfer the title/receivable to any bank through endorsement. Therefore, there is no direct agreement between the Company and a bank or financial agent with the objective of structuring operations involving purchases or payments with its suppliers.

The Éxito Group has entered into agreements with some financial institutions in Colombia, which grant an additional payment period, without interest charges, so that the Company can reconcile information on receivables anticipated by suppliers and process other operational and administrative aspects given the significant volume of transactions, as well as allowing its Colombian suppliers to use lines of credit and anticipate their receivables arising from the sale of goods and services to the Exito Group. The terms under such agreements are not unique to the Exito Group but are based on market practices in Colombia applicable to other players in the market.

Note 24. Income tax

Note 24.1. Tax regulations applicable to Almacenes Éxito S.A. and to its Colombian subsidiaries

Income tax rate applicable to Almacenes Éxito S.A. and its Colombian subsidiaries

a.	For taxable 2023 and 2022 the income tax rate for corporates is 35%.

From taxable 2023, the minimum tax rate calculated on financial profit may not be less than 15%.

b.	From 2021, the base to assess the income tax under the presumptive income model is 0% of the net equity held on the last day of the immediately preceding taxable period.

c.	From taxable 2023, the tax on dividends distributed to natural persons residing in Colombia is 7.5%, for national companies it is 10% and for natural persons not residing in Colombia and foreign companies it is 20%, when such dividends have been taxed. at the head of the companies that distribute it.

Tax credits of Almacenes Éxito S.A. and its Colombian subsidiaries

Pursuant to tax regulations in force as of 2017, the time limit to offset tax losses is 12 years following the year in which the loss was incurred.

Excess presumptive income over ordinary income may be offset against ordinary net income assessed within the following five years.

Company losses are not transferrable to shareholders. In no event of tax losses arising from revenue other than income and occasional gains, and from costs and deductions not related with the generation of taxable income, it will be offset against the taxpayer’s net income.

(a)	Tax credits of Almacenes Éxito S.A.

At June 30, 2023 Almacenes Éxito S.A. has accrued $211,190 (at December 31, 2022 - $211,190) excess presumptive income over net income.

The movement of Almacenes Éxito S.A’s. excess presumptive income over net income during the reporting period is shown below:

Balance at December 31, 2021	346,559
Offsetting of presumptive income against net income for the period	(135,369)
Balance at December 31, 2022	211,190
Movements of excess presumptive income	-
Balance at June 30, 2023	211,190

At June 30, 2023, Almacenes Éxito S.A. has accrued tax losses amounting to $897,111 (at December 31, 2022 - $740,337).

The movement of tax losses at Almacenes Éxito S.A. during the reporting year is shown below:

Balance at December 31, 2021	738,261
Adjustment to tax losses from prior periods	2,076
Balance at December 31, 2022	740,337
Tax losses generated during the period	156,774
Balance at June 30, 2023	897,111

(b)	Movement of tax losses for Colombian subsidiaries for the reporting periods is shown below

Balance at December 31, 2021	33,624
Transacciones Energéticas S.A.S. E.S.P. (i)	158
Depósitos y Soluciones Logísticas S.A.S.	(220)
Balance at December 31, 2022	33,562
Marketplace Internacional Éxito y Servicios S.A.S	144
Transacciones Energéticas S.A.S. E.S.P. (i)	79
Balance at June 30, 2023	33,785

(i)	No deferred tax has been calculated for these tax losses because of the uncertainty on the recoverability with future taxable income.

Note 24.2. Tax rates applicable to foreign subsidiaries

Income tax rates applicable to foreign subsidiaries are:

-	Uruguay applies a 25% income tax rate in 2023 (25% in 2022);

-	Argentina applies a 30% income tax rate in 2023 (35% in 2022).

Note 24.3. Current tax assets and liabilities

The balances of current tax assets and liabilities recognized in the statement of financial position are:

Current tax assets:

	June 30, 2023	December 31, 2022
Income tax credit receivable by Almacenes Éxito S.A. and its Colombian subsidiaries	392,587	282,659
Tax discounts applied by Almacenes Éxito S.A. and its Colombian subsidiaries	122,622	111,440
Industry and trade tax advances and withholdings of Almacenes Éxito S.A. and its Colombian subsidiaries	31,787	63,408
Tax discounts of Éxito from taxes paid abroad	23,942	24,631
Other current tax assets of subsidiary Spice Investment Mercosur S.A.	22,318	18,268
Current income tax assets of subsidiary Onper Investment 2015 S.L.	17,250	1,024
Other current tax assets of subsidiary Onper Investment 2015 S.L.	50	447
Current income tax assets of subsidiary Spice Investments Mercosur S.A.	-	8,007
Total current tax assets	610,556	509,884

Current tax liabilities

	June 30, 2023	December 31, 2022
Industry and trade tax payable of Almacenes Éxito S.A. and its Colombian subsidiaries	45,739	92,815
Current income tax liabilities of subsidiary Spice Investments Mercosur S.A.	16,185	-
Tax on real estate of Almacenes Éxito S.A. and its Colombian subsidiaries	7,046	1,762
Taxes of subsidiary Onper Investment 2015 S.L. other than income tax	6,032	3,743
Taxes of subsidiary Spice Investments Mercosur S.A. other than income tax	148	430
Current income tax liabilities of some Colombian subsidiaries	-	10,976
Total current tax liabilities	75,150	109,726

Note 24.4. Income tax

The components of the income tax expense recognized in the statement of profit or loss were:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Current income tax (expense)	(55,191)	(64,104)	(20,248)	(43,507)
Profit (expense) deferred income tax (Note 24.5)	17,323	(35,670)	23,198	(1,427)
Adjustment in respect of current income tax of prior periods	-	-	(110)	-
Total income tax (expense) gain	(37,868)	(99,774)	2,840	(44,934)

Note 24.5. Deferred tax

	June 30, 2023		December 31, 2022
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Tax losses	313,990	-	259,118	-
Excess presumptive income	73,917	-	73,917	-
Tax credits	61,896	-	62,943	-
Other provisions	135	-	10,893	-
Investment property	-	(168,134)	-	(148,031)
Goodwill	-	(217,673)	-	(218,308)
Property, plant and equipment	55.198	(303,819)	59,162	(341,631)
Leases	655,304	(479)	641,886	(553,947)
Other	92,917	(660.588)	103,215	(84,341)
Total	1,253,357	(1,350,693)	1,211,134	(1,346,258)

The breakdown of deferred tax assets and liabilities for the three jurisdictions in which the Éxito Group operates are grouped as follows:

	June 30, 2023		December 31, 2022
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Colombia	81,800	-	98,372	-
Uruguay	94,979	-	44,217	-
Argentina	-	(274,115)	-	(277,713)
Total	176,779	(274,115)	142,589	(277,713)

The reconciliation of the movement of net deferred tax to the statement of profit or loss and the statement of comprehensive income is shown below:

	January 1 to June 30, 2023	January 1 to June 30, 2022
Profit (expense) benefit from deferred tax recognized in income	17,323	(35,670)
Expense from deferred tax recognized in other comprehensive income	4,643	729
Effect of the translation of the deferred tax recognized in other comprehensive income (1)	15,822	(17,791)
Total movement of net deferred tax	37,788	(52,732)

(1)	Such effect resulting from the translation at the closing rate of deferred tax assets and liabilities of foreign subsidiaries is included in the line item “Exchange difference from translation” in Other comprehensive income (Note 27).

Temporary differences related to investments in associates and joint ventures, for which no deferred tax liabilities have been recognized at June 30, 2023 amounted to $6,571 (at December 31, 2022 - $32,279).

Note 24.6. Effects of the distribution of dividends on the income tax

There are no income tax consequences attached to the payment of dividends in either 2023 or 2022 by the Éxito Group to its shareholders.

Note 24.7. Non-Current tax liabilities

The $6,591 balance at June 30, 2023 (at December 31, 2022 - $2,749) relates to taxes payable of subsidiary Libertad S.A. for federal taxes and incentive program by instalments.

Note 25. Derivative instruments and collections on behalf of third parties

The balance of derivative instruments and collections on behalf of third parties is shown below:

	June 30, 2023	December 31, 2022
Collections on behalf of third parties (1)	81,550	130,819
Derivative financial instruments (2)	16,971	5,404
Derivative financial instruments designated as hedge instruments (3)	4,021	-
Total derivative instruments and collections on behalf of third parties	102,542	136,223

(1)	Collections on behalf of third parties includes amounts received for services where the Éxito Group acts as an agent, such as travel agency sales, and payments and banking services provided to customers. Include $13,691 (at December 31, 2022 - $26,218) with third parties (Note 10.6).

(2)	The detail of maturities of these instruments at June 30, 2023 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	4,084	12,887	-	-	16,971

The detail of maturities of these instruments at December 31, 2022 is shown below:

Derivative	Less than 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	3,149	2,255	-	-	5,404

(3)	Derivative instruments designated as hedging instrument relates to the fair value of these instruments is determined based on valuation models.

At June 30, 2023, relates to the following transactions:

	Nature of risk hedged	Hedged item	Rate of hedged item	Average rates for hedge instruments	Fair value
Forward	Tasa de cambio	Cuentas por pagar	USD/COP	1 USD / $4,473.63	4,021

The detail of maturities of these hedge instruments at June 30, 2023 is shown below:

	Less than 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	More than 12 months	Total
Forward	2,284	1,737	-	-	-	4,021

Note 26. Other liabilities

The balance of other liabilities is shown below:

	June 30, 2023	December 31, 2022
Deferred revenues (1)	136,430	154,265
Customer loyalty programs	52,087	56,165
Advance payments under lease agreements and other projects	4,375	4,891
Repurchase coupon	531	942
Instalments received under “plan resérvalo”	224	284
Advance on contract covering assets held for sale (2)	-	14,360
Total other liabilities	193,647	230,907
Current	191,265	228,496
Non-Current	2,382	2,411

(1)	Mainly relates to payments received for the future sale of products through means of payment, property leases and strategic alliances.

(2)	Corresponds to the advance received for the sale of the real estate project “Galería la 33”, legalized in 2023.

Éxito Group considers Customer Loyalty Programs and Deferred revenues as contractual liabilities. The movement of deferred revenue and customer loyalty programs, and the related revenue recognized during the reporting periods, is shown below:

	Deferred revenue	Customer loyalty programs
Balance at December 31, 2021	174,395	37,015
Additions	623,166	7,202
Revenue recognized	(702,211)	(6,042)
Others	(736)	6,140
Balance at June 30, 2022	94,614	44,315

Balance at December 31, 2022	154,265	56,165
Additions	802,432	9,059
Revenue recognized	(817,571)	(8,518)
Effect of exchange difference from translation into presentation currency	(2,696)	(4,619)
Balance at June 30, 2023	136,430	52,087

Note 27. Shareholders’ equity

Capital and premium on placement of shares

At June 30, 2023 and at December 31, 2022, Éxito’s. authorized capital is represented by 1.590,000,000 common shares with a nominal value of $3.3333 Colombian pesos.

At June 30, 2023 and at December 31, 2022 the number of outstanding shares is 1.344.720.453 and the number of treasury shares is 46.856.094.

The rights attached to the shares are speaking and voting rights per each share. No privileges have been granted on the shares, nor are the shares restricted in any way. Further, there are no option contracts on the Almacenes Exito shares.

The premium on the issue of shares represents the surplus paid over the par value of the shares. Pursuant to Colombian legal regulations, this balance may be distributed upon liquidation of the company or capitalized. Capitalization means the transfer of a portion of such premium to a capital account as the result of a distribution of dividends paid in shares of Almacenes Exito.

Reserves

Reserves are appropriations made by Almacenes Éxito’s S.A. General Meeting of Shareholders on the results of prior periods. In addition to the legal reserve, there is an occasional reserve, a reserve for acquisition of treasury shares and a reserve for future dividend distribution.

Other comprehensive income

The tax effect on the components of other comprehensive income is shown below:

	June 30, 2023			June 30, 2022			December 31, 2022
	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value	Gross value	Tax effect	Net value
Loss from financial instruments designated at fair value through other comprehensive income	(16.475)	-	(16.475)	(15,837)	-	(15,837)	(16,202)	-	(16,202)
Remeasurement loss on defined benefit plans	(536)	334	(202)	(3,583)	1,258	(2,325)	(536)	334	(202)
Translation exchange differences	(1,590,740)	-	(1,590,740)	(1,151,556)	-	(1,151,556)	(997,445)	-	(997,445)
Gain (loss) from cash-flow hedge	6,979	115	7,094	12,908	(4,518)	8,390	12,938	(4,528)	8,410
Loss on hedge of net investment in foreign operations	(18,977)	-	(18,977)	(19,123)	-	(19,123)	(18,977)	-	(18,977)
Total other comprehensive income	(1,619,749)	449	(1,619,300)	(1,177,191)	(3,260)	(1,180,451)	(1,020,222)	(4,194)	(1,024,416)
Other comprehensive income of non- controlling interests			59,539			59,960			57,514
Other comprehensive income of the parent			(1,559,761)			(1,120,491)			(966,902)

Note 28. Revenue from contracts with customers

The amount of revenue from contracts with customers is as shown:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Retail sales (1) (Note 39)	10,138,593	8,905,386	4,901,361	4,530,238
Service revenue (2) (Note 39)	396,087	332,354	195,003	168,444
Other revenue (3) (Note 39)	40,594	81,442	22,756	18,533
Total revenue from contracts with customers	10,575,274	9,319,182	5,119,120	4,717,215

(1)	Retail sales represent the sale of goods and real estate projects net of returns and sales rebates. This amount includes the following items:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Retail sales, net of sales returns and rebates	10,091,385	8,879,126	4,883,361	4,530,238
Sale of real estate project inventories (a)	47,208	26,260	18,000	-
Total retail sales	10,138,593	8,905,386	4,901,361	4,530,238

(a)	At June 30, 2023, corresponds to the sale of the inventory of the Galería la 33 real estate project for $29,208 and inventory of Carulla Calle 100 real estate project for $18,000; at June 30, 2022 represents the sale of the inventory of a percentage of the Montevideo real estate project for $26,260.

(2)	Revenues from services and rental income comprise:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Leases and real estate related income	225,128	181,405	111,443	92,422
Distributors	49,231	43,983	22,244	21,062
Advertising	40,564	35,866	20,843	19,244
Telephone services	19,218	16,142	9,741	7,819
Transport	16,829	14,026	8,610	7,287
Commissions	16,734	14,226	8,286	7,215
Banking services	10,527	8,597	5,423	4,604
Other	17,856	18,109	8,413	8,791
Total service revenue	396,087	332,354	195,003	168,444

(3)	Other revenue relates to:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Marketing events	9,859	8,493	4,479	3,578
Real estate projects (a)	7,909	57,706	4,927	13,079
Collaboration agreements (b)	5,687	3,605	4,004	(5,764)
Royalty revenue	1,132	2,226	903	952
Other	16,007	9,412	8,443	6,688
Total other revenue	40,594	81,442	22,756	18,533

(a)	For 2023, it corresponds mainly to expense reimbursements for $149, the bonus received for operating results for $388 and various uses for $3,715. For 2022, it corresponds mainly to the bonus received for the operating results generated in real estate projects for $38.294, to the bonus to obtain permanence in a property lease by $6,000; and income from strategic alliances goals for $4,620.

(b)	Represents revenue from the following collaboration agreements:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Alianza Sura	2,602	1,494	2,413	1,494
Sara ANV S.A.	1,902	1,586	917	792
Éxito Media	1,122	525	645	302
Moviired S.A.S. (i)	61	-	29	-
Compañía de Financiamiento Tuya S.A.	-	-	-	(8,352)
Total participación en acuerdos de colaboración	5,687	3,605	4,004	(5,764)

(i)	Collaboration agreement started in December 2022.

Note 29. Distribution, administrative and selling expenses.

The amount of distribution, administrative and selling expenses by nature is:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Employee benefits (Note 30)	866,948	702,542	435,647	366,602
Depreciation and amortization	283,427	239,537	141,235	119,179
Taxes other than income tax	235,518	185,004	79,335	68,725
Services	161,273	138,021	73,639	65,334
Fuels and power	139,855	121,074	68,451	61,230
Repairs and maintenance	126,086	104,706	62,357	58,174
Commissions on debit and credit cards	81,891	61,253	38,925	31,265
Advertising	78,213	71,789	36,905	36,924
Professional fees	45,842	44,874	22,503	21,635
Leases	31,664	27,128	13,520	14,073
Packaging and marking materials	28,946	23,938	14,103	12,098
Outsourced employees	26,600	24,223	13,237	12,203
Administration of trade premises	24,818	21,333	12,237	10,654
Insurance	24,322	22,755	12,347	11,705
Transport	22,457	21,302	10,839	10,841
Other	166,550	143,095	83,481	77,236
Total distribution, administrative and selling expenses	2,344,410	1,952,574	1,118,761	977,878
Distribution expenses	1,263,234	1,043,565	595,364	520,554
Administrative and selling expenses	214,228	206,467	87,750	90,722
Employee benefit expenses	866,948	702,542	435,647	366,602

Note 30. Employee benefit expenses

The amount of employee benefit expenses incurred by each significant category is as follows:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Wages and salaries	708,729	575,458	353,257	297,978
Contributions to the social security system	25,857	21,217	12,185	11,075
Other short-term employee benefits	28,721	26,129	14,907	14,289
Total short-term employee benefit expenses	763,307	622,804	380,349	323,342

Post-employment benefit expenses, defined contribution plans	72,067	59,861	36,216	31,542
Post-employment benefit expenses, defined benefit plans	1,320	1,194	750	688
Total post-employment benefit expenses	73,387	61,055	36,966	32,230

Termination benefit expenses	14,339	5,489	9,398	3,121
Other personnel expenses	15,858	13,090	8,911	7,860
Other long-term employee benefits	57	104	23	49
Total employee benefit expenses	866,948	702,542	435,647	366,602

The cost of employee benefit include in cost of sales is shown in Note 11.2.

Note 31. Other operating (expenses) profit, net

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Recovery of expected credit loss	9,493	12,413	4,362	6,362
Gain from the early termination of lease contracts	3,367	5,566	3,378	4,905
Recovery of costs and expenses from taxes other than income tax	3,337	-	-	-
Tax on wealth expense	1,631	(567)	1,631	(545)
Recovery of restructuring expenses	1,560	-	194	-
Indemnification received (1)	1,377	11,885	125	11,885
(Loss) gain from the sale of assets (2)	710	17,267	735	17,029
Impairment loss on assets	79	1,054	79	36
Write-off of assets	(5,594)	(6,265)	(3,938)	(3,039)
Restructuring expenses, net	(16,776)	(6,753)	(16,153)	(6,511)
Other (3)	(14,415)	1,947	(11,759)	(1,856)
Total other operating (expenses) profit, net	(15,231)	36,547	(21,346)	28,266

(1)	Corresponds to the compensation paid by Rappi for the losses of the Turbo operation.

(2)	As of June 2022, it corresponds mainly to the profit obtained by the subsidiary Libertad S.A. in the sale of the local Villa Maria.

(3)	Corresponds to fees for registration process in the New York and Sao Paulo stock exchanges.

Note 32. Financial income and cost

The amount of financial income and cost is as follows:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Gain (loss) from foreign exchange differences	126,036	25,691	35,008	(6,299)
Net monetary position results, effect of the statement of profit or loss (1)	47,975	-	16,425	-
Gain from derivative financial instruments	32,162	10,797	6,590	5,142
Interest income on cash and cash equivalents (Note 7)	24,442	13,244	8,330	5,142
Gains from valuation of derivative financial instruments	299	17,784	299	17,784
Other financial income	10,807	14,542	4,591	7,569
Total financial income	241,721	82,058	71,243	29,338
Interest expense on loan and borrowings	(106,897)	(37,511)	(68,166)	(23,501)
Loss from foreign exchange differences	(84,405)	(52,244)	(12,316)	(41,428)
Factoring expenses	(81,370)	(15,168)	(39,703)	(8,247)
Interest expense on lease liabilities	(61,148)	(44,754)	(31,333)	(22,813)
Loss from fair value changes in derivative financial instruments	(38,356)	(10,895)	(9,198)	18,065
Loss from derivative financial instruments	(38,017)	(10,038)	(29,395)	(6,184)
Net monetary position expense, effect of the statement of financial position	(19,643)	(36,137)	(9,445)	(26,423)
Commission expenses	(4,141)	(2,743)	(1,216)	(1,179)
Net monetary position results, effect of the statement of profit or loss (1)	-	(9,716)	-	(7,761)
Other financial expenses	(5,866)	(5,388)	(1,771)	(2,604)
Total financial cost	(439,843)	(224,594)	(202,543)	(122,075)
Net financial result	(198,122)	(142,536)	(131,300)	(92,737)

(1)	The indicator used to adjust for inflation in the financial statements of Libertad S.A. is the Internal Wholesales Price Index (IPIM) published by the Instituto Nacional de Estadística y Censos de la República Argentina (INDEC). The price index and corresponding changes are presented below:

	Price index	Change during the year
December 31, 2015	100.00	-
January 1, 2020	446.28	-
December 31, 2020	595.19	33.4%
December 31, 2021	900.78	51.3%
June 30, 2022	1,214.82	34.9%
December 31, 2022	1,754.58	94.8%
June 30, 2023	2,585.67	47.4%

Note 33. Earnings per share

Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the period.

There were no dilutive potential ordinary shares outstanding at the periods ended June 30, 2023 and June 30, 2022.

The calculation of basic and diluted earnings per share for all periods presented is as follows:

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Net profit (loss) attributable to equity holders of the parent (Basic and diluted)	38,934	126,803	(6,184)	62,264
Ordinary shares attributable to basic earnings per share (basic and diluted)	1.297.864.359	1.297.864.359	1.297.864.359	1.297.864.359
Basic and diluted earnings (loss) per share attributable to the equity holders of the parent (in Colombian pesos)	30.00	97.70	(4.76)	47.97

	January 1 to June 30, 2023	January 1 to June 30, 2022	April 1 to June 30, 2023	April 1 to June 30, 2022
Net profit from continuing operations (Basic and diluted)	126,611	186,270	47,548	100,645
Less: net income from continuing operations attributable to non-controlling interests	87,677	59,467	53,732	38,381
Net profit (loss) from continuing operations attributable to the equity holders of the parent (Basic and diluted)	38,934	126,803	(6,184)	62,264
Ordinary shares attributable to basic earnings per share (basic and diluted)	1.297.864.359	1.297.864.359	1.297.864.359	1.297.864.359
Basic and diluted earnings (loss) per share from continuing operations attributable to the equity holders of the parent (in Colombian pesos)	30.00	97.70	(4.76)	47.97

Note 34. Impairment of assets

No impairment on financial assets were identified at June 30, 2023 and at December 31, 2022, except on trade receivables and other account receivables (Note 8).

Note 35. Fair value measurement

Below is a comparison, by class, of the carrying amounts and fair values of investment property, property, plant and equipment and financial instruments, other than those with carrying amounts that are a reasonable approximation of fair values.

	June 30, 2023		December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Investments in private equity funds	418	418	426	426
Forward contracts measured at fair value through income (Note 12)	3	3	27,300	27,300
Derivative swap contracts denominated as hedge instruments (Note 12)	6,044	6,044	14,480	14,480
Investment in bonds (Note 12)	1,274	1,274	6,939	6,939
Investment in bonds through other comprehensive income (Note 12)	15,547	15,547	18,367	18,367
Equity investments (Note 12)	10,676	10,676	10,676	10,676
Non-financial assets
Investment property (Note 14)	1,810,138	3,751,040	1,841,228	3,968,389
Property, plant and equipment, and investment property held for sale (Note 40)	20,436	20,259	21,800	29,261
Financial liabilities
Loans and borrowings (Note 20)	1,809,619	1,791,508	803,685	793,624
Put option (Note 20)	604,343	604,343	651,899	651,899
Swap contracts denominated as hedge instruments (Note 25)	4,021	4,021	-	-
Forward contracts measured at fair value through income (Note 25)	16,971	16,971	5,404	5,404
Non-financial liabilities
Customer loyalty liability (Note 26)	52,087	52,087	56,165	56,165

The following methods and assumptions were used to estimate the fair values:

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Assets
Loans at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Commercial rate of banking institutions for consumption receivables without credit card for similar term horizons. Commercial rate for housing loans for similar term horizons.
Investments in private equity funds	Level 2	Unit value	The value of the fund unit is given by the preclosing value for the day, divided by the total number of fund units at the closing of operations for the day. The fund administrator appraises the assets daily.	N/A
Forward contracts measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed- upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).	Peso/US Dollar exchange rate set out in the forward contract.
Market representative exchange rate on the date of valuation.
Forward points of the Peso-US Dollar forward market on the date of valuation.
Number of days between valuation date and maturity date.
Zero-coupon interest rate.
Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI
Derivative swap contracts denominated as hedge instruments	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.
Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI
Investment in bonds	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for investments under similar conditions on the date of measurement in accordance with maturity days.	CPI 12 months + Basis points negotiated
Investment property	Level 2	Comparison or market method	This technique involves establishing the fair value of goods from a survey of recent offers or transactions for goods that are similar and comparable to those being appraised.	N/A
Investment property	Level 3	Discounted cash flows method	This technique provides the opportunity to identify the increase in revenue over a previously defined period of the investment. Property value is equivalent to the discounted value of future benefits. Such benefits represent annual cash flows (both, positive and negative) over a period, plus the net gain arising from the hypothetical sale of the property at the end of the investment period.	Discount rate (10% - 14%) Vacancy rate (0% - 54.45%) Terminal capitalization rate (7.5% - 8.5%)
Investment property	Level 3	Realizable-value method	This technique is used whenever the property is suitable for urban movement, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.
Realizable value
Investment property	Level 3	Replacement cost method	The valuation method consists in calculating the value of a brand-new property, built at the date of the report, having the same quality and comforts as that under evaluation. Such value is called replacement value; then an analysis is made of property impairment arising from the passing of time and the careful or careless maintenance the property has received, which is called depreciation.
Physical value of building and land.
Non-current assets classified as held for trading	Level 2	Realizable-value method	This technique is used whenever the property is suitable for urban development, applied from an estimation of total sales of a project under construction, pursuant to urban legal regulations in force and in accordance with the final saleable asset market.
Realizable Value

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Liabilities
Financial liabilities measured at amortized cost	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for loans under similar conditions on the date of measurement in accordance with maturity days.	Reference Banking Index (RBI) + Negotiated basis points. LIBOR rate + Negotiated basis points.
Swap contracts measured at fair value through income	Level 2	Operating cash flows forecast model	The method uses swap cash flows, forecasted using treasury security curves of the State that issues the currency in which each flow has been expressed, for further discount at present value, using swap market rates disclosed by the relevant authorities of each country. The difference between cash inflows and cash outflows represents the swap net value at the closing under analysis.	Reference Banking Index Curve (RBI) 3 months. Zero-coupon curve. Swap LIBOR curve. Treasury Bond curve. 12-month CPI
Derivative instruments measured at fair value through income	Level 2	Colombian Peso-US Dollar forward	The difference is measured between the forward agreed upon rate and the forward rate on the date of valuation relevant to the remaining term of the derivative financial instrument and discounted at present value using a zero-coupon interest rate. The forward rate is based on the average price quoted for the two-way closing price (“bid” and “ask”).

Peso/US Dollar exchange rate set out in the forward contract.

Market representative exchange rate on the date of valuation.

Forward points of the Peso-US Dollar forward market on the date of valuation.

Number of days between valuation date and maturity date.

Zero-coupon interest rate.

Derivative swap contracts denominated as hedge instruments	Level 2	Discounted cash flows method	The fair value is calculated based on forecasted future cash flows provided by the operation upon market curves and discounting them at present value, using swap market rates.	Swap curves calculated by Forex Finance Market Representative Exchange Rate (TRM)
Customer loyalty liability (refer to footnote 26)	Level 3	Market value

The customer loyalty liability is updated in accordance with the point average market value for the last 12 months and the effect of the expected redemption rate, determined on each customer transaction.

Number of points redeemed, expired and issued. Point value. Expected redemption rate.
Bonds issued	Level 2	Discounted cash flows method	Future cash flows are discounted at present value using the market rate for bonds in similar conditions on the date of measurement in accordance with maturity days.	12-month CPI
Lease liabilities	Level 2	Discounted cash flows method	Future cash flows of lease contracts are discounted using the market rate for loans in similar conditions on contract start date in accordance with the non-cancellable minimum term.	Reference Banking Index (RBI) + basis points in accordance with risk profile.

Put option (refer to footnote 20)	Level 3	Given formula	Measured at fair value using a given formula under an agreement executed with non-controlling interests of Grupo Disco, using level 3 input data.

Net income of Supermercados Disco del Uruguay S.A. at December 31, 2022 and 2021.

US Dollar-Uruguayan peso exchange rate on the date of valuation

US Dollar-Colombian peso exchange rate on the date of valuation

Total shares Supermercados Disco del Uruguay S.A.

	Hierarchy level	Valuation technique	Description of the valuation technique	Significant input data
Material non-observable input data and a valuation sensitivity analysis on the valuation of the “put option contract” refer to:
		Material non-observable input data	Range (weighted average)	Sensitivity of the input data on the estimation of the fair value
Put option		Net income of Supermercados Disco del Uruguay S.A. at December 31, 2022	$168,684	The Put option value is defined as the greater of (i) the fixed price of the contract in US dollars updated at 5% per year, (ii) a multiple of EBITDA minus the net debt of the Disco Group, or (iii) a multiple of the net income of the Disco Group.
		Ebitda of Supermercados Disco del Uruguay S.A., consolidated over 12 months	$265,114
		Net financial debt of Supermercados Disco del Uruguay S.A., consolidated over 6 months	$(196,684)
		Fixed contract price	$672,638
		US Dollar-Uruguayan peso exchange rate on the date of valuation	$40.07
		US Dollar-Colombian peso exchange rate on the date of valuation	$4,810.20
		Total shares Supermercados Disco del Uruguay S.A.	443,071,575
				On December 31, 2022, the value of the put option is recognized based on the fixed contract price.
				Grupo Disco’s EBITDA should increase by approx. 27% to arrive at a value greater than the recognized value.
				Grupo Disco’s net income should increase by approx. 9% to reach a value greater than the recognized value.
				An exchange rate appreciation of 15% would increase the value of the put option by $96,421.

Changes in hierarchies may occur if new information is available, certain information used for valuation is no longer available, there are changes resulting in the improvement of valuation techniques or changes in market conditions.

There were no transfers between level 1 and level 2 hierarchies during the period ended June 30, 2023.

Note 36. Contingencies

Note 36.1 Contingent assets

The Company have not recognized material contingent assets at June 30, 2023 and at December 31, 2022

Note 36.2 Contingent liabilities

Contingent liabilities at June 30, 2023 and at December 31, 2022 are:

(a)	The following proceedings are underway, seeking that the Éxito Group be exempted from paying the amounts claimed by the complainant entity:

-	Administrative discussion with DIAN (Colombia national directorate of customs) amounting $39,055 (December 31, 2022 - $35,705) relating to Éxito’s S.A. 2015 income tax return.

-	Resolutions issued by the District Tax Direction of Bogotá to Éxito, relating to alleged inaccuracy in payments made in 2011, in the amount of $11,830 (December 31, 2022 - $11,830).

-	Nullity of resolution-fine dated September 2020 ordering reimbursement of the balance receivable assessed in the income tax for taxable 2015 in amount of $2,211 (December 31, 2022 - $2,211).

-	Claim on the grounds of failure to comply with contract conditions, asking for damages arising from the purchase-sale of a property in the amount of $- (December 31, 2022 - $2,600).

-	Administrative discussion with the Cali Municipality regarding the notice of special requirement 4275 of April 8, 2021 whereby the Company is invited to correct the codes and rates reported in the Industry and Trade Tax for 2018 in amount of $2,130 (December 31, 2022 - $2,535).

(b)	Guarantees:

-	Since June 1, 2017, the Company granted a collateral on behalf its subsidiary Almacenes Éxito Inversiones S.A.S. to cover a potential default of its obligations. On August 11, 2021 the amount was updated to $2,935.

-	Subsidiary Éxito Viajes y Turismo S.A.S. granted a collateral in favor of Aerovías de Integración Regional Aires S.A. in the amount $284 (december 31, 2022 -$264) to ensure compliance with the payments associated with the contract for the sale of airline tickets.”.

-	Subsidiary Éxito Viajes y Turismo S.A.S. is defendant in a consumer protection action under Section 4 of Decree 557 of the Ministry of Commerce, Industry and Tourism, with scope from the state of sanitary emergency declared on March 12, 2020 in the amount of $1,321 (december 31,2022 -$1,113) covering 295 proceedings

-	As required by some insurance companies and as a requirement for the issuance of compliance bonds, during 2023 some subsidiaries and Almacenes Éxito S.A., as joint and several debtor of some of its subsidiaries, have granted certain guarantees to these third parties. Below a detail of guarantees granted:

Type of guarantee	Description and detail of the guarantee	Insurance company
Unlimited promissory note	Compliance bond Éxito acts as joint and several debtors of Patrimonio Autónomo Viva Barranquilla	Seguros Generales Suramericana S.A.
Unlimited promissory note	Compliance bond granted by Éxito Industrias S.A.S.	Seguros Generales Suramericana S.A.
Unlimited promissory note	Compliance bond granted by Éxito Viajes y Turismo S.A.	Berkley International Seguros Colombia S.A.
Unlimited promissory note	Compliance bond granted by Éxito Viajes y Turismo S.A.	Seguros Generales Suramericana S.A.

Note 37. Dividends declared and paid.

Éxito’s General Meeting of Shareholders held on March 23, 2023, declared a dividend of $217,392, equivalent to an annual dividend of $167.50 Colombian pesos per share. During the period for six months ended at June 30, 2023 the amount paid was $217,255.

Dividends declared and paid to the owners of non-controlling interests in subsidiaries during the period ended June 30, 2023 are as follows:

	Dividends Declared	Dividends Paid
Patrimonio Autónomo Viva Malls	36,252	36,252
Grupo Disco del Uruguay S.A.	16,381	17,195
Patrimonio Autónomo Viva Villavicencio	3,915	4,634
Éxito Viajes y Turismo S.A.S.	2,517	2,517
Patrimonio Autónomo Centro Comercial	1,827	2,299
Patrimonio Autónomo Viva Laureles	1,104	1,131
Patrimonio Autónomo Centro Comercial Viva Barranquilla	812	962
Patrimonio Autónomo San Pedro Etapa I	610	763
Patrimonio Autónomo Viva Sincelejo	485	874
Patrimonio Autónomo Viva Palmas	157	54
Total	64,060	66,681

Éxito’s General Meeting of Shareholders held on March 24, 2022, declared a dividend of $237,678, equivalent to an annual dividend of $531 Colombian pesos per share. During the annual period ended at December 31, 2022 the amount paid was $237,580.

Dividends declared and paid to the owners of non-controlling interests in subsidiaries during the year ended December 31, 2022 are as follows:

	Dividends declared	Dividends Paid
Grupo Disco del Uruguay S.A.	98,278	87,528
Patrimonio Autónomo Viva Malls	34,988	48,799
Patrimonio Autónomo Viva Villavicencio	8,706	8,491
Patrimonio Autónomo Centro Comercial	4,506	4,371
Éxito Viajes y Turismo S.A.S.	3,565	3,565
Patrimonio Autónomo Viva Laureles	2,138	2,102
Patrimonio Autónomo Centro Comercial Viva Barranquilla	1,860	1,772
Patrimonio Autónomo San Pedro Etapa I	1,403	1,329
Patrimonio Autónomo Viva Sincelejo	1,364	1,485
Total	156,808	159,442

Note 38. Seasonality of transactions

Exito Group’s operation cycles indicate certain seasonality in operating and financial results once there is a concentration during the last quarter of the year, mainly because of Christmas and “Special Price Days”, which is the second most important promotional event of the year.

Note 39. Operating segments

The Éxito Group’s three reportable segments all meet the definition of operating segments, are as follows:

Colombia:

-	Éxito: Revenues from retailing activities, with stores under the banner Éxito.

-	Carulla: Revenues from retailing activities, with stores under the banner Carulla.

-	Low cost and other: Revenues from retailing and other activities, with stores under the banners Surtimax, Súper Inter, Surti Mayorista and B2B format.

Argentina:

-	Revenues and services from retailing activities in Argentina, with stores under the banners Libertad and Mini Libertad.

Uruguay:

-	Revenues and services from retailing activities in Uruguay, with stores under the banners Disco, Devoto and Géant.

Éxito Group discloses information by segment pursuant to IFRS 8 - Operating segments, which are defined as a component of an entity whose operating results are regularly reviewed by the chief operating decision maker (Board of Directors) for decision making purposes about resources to be allocated.

Retail sales by each of the segments are as follows:

Operating segment	Banner	January 1 to June 30, 2023	January 1 to June 30, 2022
Colombia	Éxito	4,839,478	4,672,698
	Carulla	1,144,173	975,720
	Low cost and other	1,152,149	1,055,274
Argentina		805,347	668,596
Uruguay		2,198,053	1,533,098
Total consolidated		10,139,200	8,905,386
Eliminations		(607)	-
Total consolidated		10,138,593	8,905,386

Below is additional information by operating segment:

	Quarter ended June 30, 2023
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	7,135,800	805,347	2,198,053	10,139,200	(607)	10,138,593
Service revenue	351,249	30,693	14,145	396,087	-	396,087
Other revenue	36,469	10	4,202	40,681	(87)	40,594
Gross profit	1,701,125	283,404	787,818	2,772,347	-	2,772,347
Operating profit	192,244	4,856	215,606	412,706	-	412,706
Depreciation and amortization	275,599	16,874	43,819	336,292	-	336,292
Net finance expenses	(180,773)	(13,154)	(4,195)	(198,122)	-	(198,122)
Income tax	21,168	(17,637)	(41,399)	(37,868)	-	(37,868)

	Quarter ended June 30, 2022
	Colombia	Argentina (1)	Uruguay (1)	Total	Eliminations (2)	Total
Retail sales	6,703,692	668,596	1,533,098	8,905,386	-	8,905,386
Service revenue	294,910	26,353	11,091	332,354	-	332,354
Other revenue	78,777	238	2,636	81,651	(209)	81,442
Gross profit	1,594,187	235,471	531,620	2,361,278	92	2,361,370
Operating profit	296,797	21,035	127,419	445,251	92	445,343
Depreciation and amortization	247,842	8,466	31,947	288,255	-	288,255
Net finance expenses	(94,223)	(36,629)	(11,592)	(142,444)	(92)	(142,536)
Income tax	(64,497)	(9,198)	(26,079)	(99,774)	-	(99,774)

(1)	For information reporting purposes, non-operating companies (holding companies that hold interests in the operating companies) are allocated by segments to the geographic area to which the operating companies belong. Should the holding company hold interests in various operating companies, it is allocated to the most significant operating company.

(2)	Relates to the balances of transactions carried out between segments, which are eliminated in the process of consolidation of financial statements.

Total assets and liabilities by segment are not reported internally for management purposes and consequently they are not disclosed.

Note 40. Assets held for sale

Assets held for sale

Éxito Group management started a plan to sell certain property seeking to structure projects that allow using such real estate property, increase the potential future selling price and generate resources to Éxito Group. Consequently, certain property, plant and equipment and certain investment property were classified as assets held for sale.

The balance of assets held for sale, included in the statement of financial position, is shown below:

	June 30, 2023	December 31, 2022
Property, plant and equipment	16,511	17,875
Investment property	3,925	3,925
Total	20,436	21,800

Note 41. Subsequent Events

No events have occurred subsequent to the date of the reporting period that entail significant changes in the financial position and the operations of Éxito Group due to their relevance, are required to be disclosed in the financial statements:

Nota 42. Interim separate statements of cash flows for six months ended June 30, 2022

Éxito Group identified that certain items in the statement of cash flows for the six-month period ended June 30, 2022, need to be reclassified for the purpose of presentation and comparability with the statement of cash flows for the six-month period ended June 30, 2023. As a result of these reclassifications, the operating, investing, and financing activities have been restated. The following table summarizes the reclassifications, which have no impact on the other financial statements, the period’s results, or any of the measurement indicators used by the Éxito Group.

	January 1 to June 30, 2022 restated	Adjustments and reclassifications		January 1 to June 30, 2022
Operating activities
Profit for the period	186,270			186,270
Adjustments to reconcile profit for the period
Current income tax	64,104			64,104
Deferred income tax	35,670			35,670
Interest, loans and lease expenses	82,265	(65	)(2)	82,200
Loss (gain) from changes in fair value of derivative financial instruments	(6,889)	6,889	(1)	-
Expected credit losses, net	4,162	12,413	(2)	16,575
Reversal expected credit losses		(12,413	)(2)	(12,413)
Impairment of inventories, net	1,063	2,312	(2)	3,375
Reversal impairment of inventories, net		(2,312	)(2)	(2,312)
(Reversal) impairment of property, plant and equipment, investment properties, intangible assets and right of use asset	(1,054)			(1,054)
Employee benefit provisions	846			846
Provisions and reversals	14,103	2,086	(2)	16,189
Reversals of provisions		(2,086	)(2)	(2,086)
Depreciation of property, plant and equipment, right of use asset and investment property and	269,331			269,331
Amortization of intangible assets	13,131			13,131
Share of profit in associates and joint ventures accounted for using the equity method	16,763			16,763
Loss from the disposal of non-current assets	(16,130)			(16,130)
Loss from reclassification of non-current assets	230			230
Interest income	(13,244)			(13,244)
Other adjustments from items other than cash	35,029	65	(2)	35,094

	January 1 to June 30, 2022 restated	Adjustments and reclassifications		January 1 to June 30, 2022
Cash generated from operating activities before changes in working capital	685,650	6,889		692,539
Decrease in trade receivables and other receivables	89,683			89,683
Decrease in prepayments	14,869			14,869
(Increase) decrease in receivables from related parties	530			530
Increase in inventories	(483,953)			(483,953)
Decrease in tax assets	18,703	(192,396	)(2)	(173,693)
Payments and decease in other provisions	(9,754)			(9,754)
Decrease in trade payables and other accounts payable	(787,936)	(9,804	)(3)	(797,740)
(Decrease) increase in accounts payable to related parties	6,228			6,228
Decrease in tax liabilities	(27,981)			(27,981)
Decrease in other liabilities	(79,952)			(79,952)
Income tax paid	(192,396)	192,396	(2)	-
Net cash flows used in operating activities	(766,309)	(2,915)		(769,224)
Investing activities
Advances to joint ventures	(20,000)			(20,000)
Acquisition of property, plant and equipment	(113,319)	9,804	(3)	(103,515)
Acquisition of investment property	(23,647)			(23,647)
Acquisition of intangible assets	(9,979)			(9,979)
Proceeds of the sale of property, plant and equipment and intangible assets.	19,780			19,780
Net cash flows used in investing activities	(147,165)	9,804		(137,361)
Financing activities
Proceeds from financial assets	8,347	(13,629	)(1)	(5,282)
Payments from payments of derivative instruments and other liabilities with third parties	2,764	6,740	(1)	9,504
Proceeds from loans and borrowings	476,241			476,241
Repayment of loans and borrowings	(107,725)			(107,725)
Payments of interest of loans and borrowings	(28,173)			(28,173)
Lease liabilities paid	(130,817)			(130,817)
Interest on lease liabilities paid	(45,051)			(45,051)
Dividends paid	(286,536)			(286,536)
Interest received	13,244			13,244
Payments on the reacquisition of shares	(316,755)			(316,755)
(Payment) proceeds from transactions with non-controlling interest	(2,508)			(2,508)
Net cash flows provided by (used in) financing activities	(416,969)	(6,889)		(423,858)
Net decrease in cash and cash equivalents	(1,330,443)			(1,330,443)
Effects of the variation in exchange rates	32,753			32,753
Cash and cash equivalents at the beginning of period	2,541,579			2,541,579
Cash and cash equivalents at the end of period	1,243,889			1,243,889

1)	Reclassification of year-end profit impacts due to fair value measurement of derivative financial instruments, in accordance with IAS 7.20(b).

2)	Internal reclassifications with no impact between activities for net presentation of asset impairments, passive provisions, their respective reversals, interest, loans and lease expenses, other adjustments from items other than cash and movements of payments related to income tax.

3)	Reclassification of non-monetary additions for the acquisition of property, plant, and equipment from investing activities to operating activities.